Exhibit 2.1

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

WRIGHT MEDICAL GROUP, INC.,

WMMS, LLC

ORTHOPRO, L.L.C.

AND

OP CHA, INC., AS COMPANY HOLDERS’ AGENT

DATED AS OF JANUARY 30, 2014

TABLE OF CONTENTS

ARTICLE I. THE MERGER		1

1.1.	Certain Definitions	1
1.2.	The Merger	9
1.3.	Closing	9
1.4.	Closing Deliveries	9
1.5.	Effective Time	11
1.6.	Effect of the Merger	11
1.7.	Articles of Organization and Operating Agreement	11
1.8.	Managers and Officers	11
1.9.	Effect on Membership Units and Series A Preferred Units	12
1.10.	Funding of Escrow; Surrender of Membership Units and Series A Preferred Units in Exchange for Payments	13
1.11.	No Further Ownership Rights in the Membership Units or Series A Preferred Units	14
1.12.	Taking of Necessary Action; Further Action	14

ARTICLE II. REPRESENTATIONS AND WARRANTIES OF THE COMPANY		14

2.1.	Organization, Standing and Power; Books and Records	14
2.2.	Subsidiaries	15
2.3.	Authority; Non-Contravention; Governmental Consents	15
2.4.	Compliance with Laws and Permits	16
2.5.	Material Contracts	19
2.6.	Capital Structure	21
2.7.	Financial Statements	23
2.8.	Absence of Certain Changes	23
2.9.	No Undisclosed Liabilities	25
2.10.	Title to Property; Encumbrances	25
2.11.	Litigation; Investigations; Judgments	26
2.12.	Intellectual Property	26
2.13.	Environmental Matters	28
2.14.	Taxes	29
2.15.	Employee Benefit Plans and Employee Matters	30
2.16.	Interested Party Transactions	35
2.17.	Insurance	35
2.18.	Data Protection	35
2.19.	Suppliers; Customers and Distributors	36
2.20.	Bank Accounts; Powers of Attorney	36
2.21.	Finders’ Fees	36

ARTICLE III. REPRESENTATIONS AND WARRANTIES OF ACQUIROR AND SUB		37

3.1.	Organization and Standing	37
3.2.	Authority and Enforceability	37
3.3.	Non-Contravention	37
3.4.	Government Consent	37
3.5.	Financing	37
3.6.	No Prior Sub Operations	37

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ARTICLE IV. CONDUCT PRIOR TO THE CLOSING		38

4.1.	Conduct of Business of the Company	38
4.2.	Restrictions on Conduct of Business of the Company	38

ARTICLE V. ADDITIONAL AGREEMENTS		40

5.1.	Member Approval	40
5.2.	No Solicitation	40
5.3.	Confidentiality; Public Disclosure	41
5.4.	Regulatory Approvals	41
5.5.	Reasonable Efforts	42
5.6.	Third Party Consents; Notices	42
5.7.	Litigation	42
5.8.	Access to Information	42
5.9.	Consideration Spreadsheet	43
5.10.	Expenses	43
5.11.	Employees	43
5.12.	Certain Closing Certificates and Documents	44
5.13.	Transfer Taxes	44
5.14.	Member Information	44
5.15.	Tax Matters	44
5.16.	Updates to the Disclosure Letter	45
5.17.	Baseline Revenue	45

ARTICLE VI. CONDITIONS TO THE MERGER		46

6.1.	Conditions to Obligations of Each Party to Effect the Merger	46
6.2.	Additional Conditions to Obligations of the Company	46
6.3.	Additional Conditions to the Obligations of Acquiror	47

ARTICLE VII. TERMINATION, AMENDMENT AND WAIVER		47

7.1.	Termination	47
7.2.	Effect of Termination	48
7.3.	Amendment	48
7.4.	Extension; Waiver	49

ARTICLE VIII. ESCROW FUND AND INDEMNIFICATION		49

8.1.	Survival of Representations, Warranties, Covenants and Agreements	49
8.2.	Indemnification	49
8.3.	Escrow Funds	51
8.4.	Claims	51
8.5.	Resolution of Objections to Claims	52
8.6.	Company Holders’ Agent	52
8.7.	Third Party Claims	54
8.8.	Treatment of Indemnification Payments	54

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ARTICLE IX. GENERAL PROVISIONS		54

9.1.	Notices	54
9.2.	Interpretation	55
9.3.	Counterparts	56
9.4.	Entire Agreement; Parties in Interest	56
9.5.	Assignment	56
9.6.	Severability	56
9.7.	Remedies Cumulative	56
9.8.	Governing Law; Submission to Jurisdiction	57
9.9.	Rules of Construction	57
9.10.	WAIVER OF JURY TRIAL	57

Exhibits
Exhibit A	-	Form of Articles of Merger
Exhibit B	-	Form of Voting Agreement
Exhibit C	-	Form of Paying Agent Agreement
Exhibit D	-	Form of Escrow Agreement
Exhibit E	-	Form of Letter of Transmittal
Exhibit F	-	Form of Release Agreement
Exhibit G	-	Form of Consideration Spreadsheet
Exhibit H	-	Form of Surviving Entity Articles of Organization
Exhibit I	-	Form of Surviving Entity Operating Agreement

Schedules

Company Schedules

Acquiror Schedules

iii

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of January 30, 2014 (the “Agreement Date”), by and among Wright Medical Group, Inc., a Delaware corporation (“Acquiror”), WMMS, LLC, a Utah limited liability company and wholly-owned subsidiary of Acquiror (“Sub”), OrthoPro, L.L.C., a Utah limited liability company (the “Company”), and OP CHA, Inc., solely in its capacity as Company Holders’ Agent.

RECITALS

A. The Company, Sub and Acquiror have determined that it would be advisable and in the best interests of the equityholders of their respective companies that Sub merge with and into the Company (the “Merger”), with the Company to survive the Merger and to become a wholly-owned subsidiary of Acquiror, on the terms and subject to the conditions set forth in this Agreement.

B. Pursuant to the Merger, among other things, the issued and outstanding units of membership interests of the Company shall be converted into the right to receive cash in the manner set forth herein.

C. The Company, Sub and Acquiror desire to make certain representations, warranties, covenants and other agreements in connection with the Merger as set forth herein.

D. Concurrently with the execution of this Agreement and as a material inducement to the willingness of Acquiror and Sub to enter into this Agreement, certain Company Holders representing, in the aggregate, the Company Member Approval have entered into voting agreements, dated as of the date hereof, in the form attached hereto as Exhibit B (the “Voting Agreement”), pursuant to which certain Company Holders have agreed, among other matters, to vote in favor of the Merger and the other transactions contemplated by this Agreement.

E. Following the execution of this Agreement, Acquiror, Company Holders’ Agent and the Paying Agent will enter into a Paying Agent Agreement, in the form attached as Exhibit C (the “Paying Agent Agreement”), to be effective as of the Closing Date.

F. Following the execution of this Agreement and as a material inducement to the parties’ willingness to enter into this Agreement, the Acquiror, Escrow Agent and Company Holders’ Agent will enter into an escrow agreement in the form attached hereto as Exhibit D (the “Escrow Agreement”), to be effective as of the Closing Date.

Now, therefore, in consideration of the representations, warranties, covenants and other agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

ARTICLE I.

THE MERGER

1.1. Certain Definitions.

(a) As used in this Agreement, the following terms shall have the meanings indicated below.

“Acquisition Proposal” means any agreement, offer, proposal or bona fide indication of interest (other than this Agreement or any other offer, proposal or indication of interest by Acquiror or an Affiliate of Acquiror), or any public announcement of intention to enter into any such agreement (or of intention to make) any offer, proposal or bona fide indication of interest, relating to, or that contemplates: (A) any acquisition or purchase from the Company, or from the members of the Company, by any Person or Group of more than a 10% interest in the total outstanding Membership Units (or other voting securities) of the Company or any tender offer or exchange offer that if consummated would result in any Person or Group beneficially owning 10% or more of the total outstanding Membership Units (or other voting securities) of the Company or any merger, consolidation, business combination or similar transaction involving the Company; (B) any sale, lease, mortgage, pledge, exchange, transfer, license (other than in the ordinary course of business consistent with past practice), acquisition, or disposition of more than 10% of the assets of the Company in any single transaction or series of related transactions; or (C) any liquidation, dissolution, recapitalization or other significant reorganization of the Company, or any extraordinary dividend, whether of cash or other property.

“Affiliate” has the meaning set forth in Rule 144 promulgated under the Securities Act.

“Approval” means any notice, report, filing, approval, order, authorization, consent, license, Permit, qualification or registration, or qualification, registration or application for new approval, order, authorization, consent, license, permit, qualification or registration, or waiver of any of the foregoing, required to be obtained from or made with, or any notice, statement or other communications required to be filed with or delivered to, any Governmental Entity or any other Person.

“Baseline Revenue” means, for the calendar years ending December 31, 2014 and December 31, 2015, respectively, Acquiror’s current projected revenue (determined by Acquiror in good faith in accordance with Acquiror’s standard accounting practices and GAAP and excluding any revenue associated with the Company Products) from sales of foot and ankle product during such calendar year (excluding all Acquiror and Affiliate biologic products); provided, further, that such Baseline Revenue for a calendar year is subject to increase, in Acquiror’s good faith and reasonable discretion, following any acquisition(s), merger(s) or other similar transactions by Acquiror or an Affiliate in such calendar year to reflect any additional revenue expectations resulting directly from such acquisition(s), merger(s) or other similar transactions (other than the transactions contemplated by this Agreement).

“Business Day” means a day (A) other than Saturday or Sunday, and (B) on which commercial banks are open for business in the State of New York.

“Cap” means an amount of cash equal to $8,000,000.

“Cash” means, with respect to the Company, the aggregate amount as at the Closing Date of (i) available cash and other cash equivalent, including marketable securities, (ii) credit balances with banks, financial or other similar institutions, including interest accrued thereon, and (iii) the amount of accounts receivable of the Company less than 180 days past due as of Closing, net of any respective reserves, each as determined in accordance with GAAP applied in a manner consistent with that used in the preparation of the Financial Statements.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Board” means the board of directors of the Company.

“Company Holders” means the Company Members as of immediately prior to the Effective Time and the Series A Preferred Member.

“Company Intellectual Property Assets” means an Intellectual Property Asset owned or purported to be owned by the Company.

“Company Member” means a holder of Membership Units of the Company.

“Company Member Approval” means the affirmative vote or consent of the holders of more than two-thirds (2/3rds) of the Percentage Interest and the Series A Preferred Member approving the Merger and the consummation of the transactions contemplated by this Agreement.

“Company’s Operating Agreement” means the Amended and Restated Operating Agreement of Company, dated as of April 14, 2010, as amended on August 25, 2010, as further amended on February 22, 2011, as further amended on May 19, 2011, as further amended on May 9, 2012, as further amended on December 1, 2012, as further amended on March 29, 2013, and as further amended on April 25, 2013.

“Company Products” means all products and services marketed, licensed, sold, performed, offered, distributed or otherwise made available by the Company to third parties on or prior to the Closing Date.

“Contract” means any written or oral legally binding contract, agreement, instrument, commitment or undertaking of any nature (including leases, licenses, mortgages, notes, guarantees, sublicenses, subcontracts and purchase orders) as of the Agreement Date or as may hereafter be in effect on or prior to the Effective Time.

“Damages” means all damages (including incidental and consequential damages), losses (including any diminution in value), Liabilities, Taxes, payments, amounts paid in settlement, obligations, fines, penalties, costs, and expenses (including reasonable fees and expenses of outside attorneys, accountants and other professional advisors and of expert witnesses and other costs of investigation, preparation, litigation or settlement in connection with any claim for indemnification under this Agreement, including, but not limited to, any Proceeding or threatened Proceeding) of any kind or nature whatsoever; provided, however, that in no event shall “Damages” include any special, exemplary, consequential, incidental or punitive damages, except in connection with any Third-Party Claim.

“Encumbrance” means, with respect to any asset, any mortgage, deed of trust, lien, pledge, charge, security interest, title retention device, hypothecation, option, rights of first refusal, rights of first offer, conditional sale or other security arrangement, collateral assignment, claim, charge, adverse claim of title, ownership or right to use, restriction or other encumbrance of any kind in respect of such asset (including any restriction on (A) the voting of any security or membership interest or the transfer of any security or membership interest or other asset, (B) the receipt of any income derived from any asset, (C) the use of any asset, and (D) the possession, exercise or transfer of any other attribute of ownership of any asset).

“Environmental and Safety Laws” means any federal, state or local laws, ordinances, codes, regulations, rules, policies and orders that are intended to assure the protection of the environment, or that classify, regulate, call for the remediation of, require reporting with respect to, or list or define air, water, groundwater, solid waste, hazardous or toxic substances, materials, wastes, pollutants or contaminants, or which are intended to assure the safety of employees, workers or other persons, including the public.

“Escrow Pro Rata Share” means, with respect to a particular Company Holder, the amount set forth in the Consideration Spreadsheet next to such Company Holder’s name in the column entitled “Escrow Pro Rata Share.”

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Facilities” means all buildings and improvements on the Property.

“FDA” means the U.S. Food and Drug Administration.

“Foot & Ankle Revenue” means, for a calendar year, the amount of revenue (determined by Acquiror in good faith in accordance with Acquiror’s standard accounting practices and GAAP) recognized by Acquiror from sales of foot and ankle product during such calendar year (including all Company Products but excluding all Acquiror and Affiliate biologic products).

“Fully Diluted Interests Number” means the total number of Membership Units outstanding immediately prior to the Closing.

“GAAP” means United States generally accepted accounting principles, consistently applied.

“Governmental Entity” means any supranational, national, state, municipal, local or foreign government, any court, tribunal, arbitrator, administrative agency, commission or other governmental official, authority or instrumentality, in each case whether domestic or foreign, any stock exchange or any similar self-regulatory organization exercising any regulatory, taxing or other governmental or quasi-governmental authority.

“Group” shall have the definition ascribed to such term under Section 13(d) of the Exchange Act, the rules and regulations thereunder and related case law.

“Hazardous Materials” means any toxic or hazardous substance, material or waste or any pollutant or contaminant, or infectious or radioactive substance, material or waste defined in or regulated under any Environmental and Safety Laws, but excludes office and janitorial supplies properly and safely maintained.

“Indebtedness” means, without duplication, as of the Closing Date (i) the principal value and accrued and unpaid interest and other obligations of the Company in respect of indebtedness for borrowed money or indebtedness evidenced by notes, debentures, bonds or similar instruments, including, all amounts due under the promissory notes listed as Items 2 through 7 on Schedule 2.5(a)(xiii) hereof, and (ii) accounts payable, trade payables, Taxes or other accrued expenses or Liabilities, all as determined in accordance with GAAP applied in a manner consistent with that used in the preparation of the Financial Statements; provided, however, that “Indebtedness” does not include any purchase order for inventory or prototypes, with respect to which payment is not past due as of the Closing (collectively “Purchase Orders”), provided further that the amount of such Purchase Orders does not exceed $822,000, and any amount in excess thereof shall be included in the calculation of Indebtedness.

“Indemnification Escrow Amount” means an amount of cash equal to $4,000,000.

“Initial Consideration” means (A) $32,500,000 less (B) the amount of any Indebtedness of the Company, plus (C) the amount of Cash.

“Initial Per Unit Amount” means the quotient obtained by dividing (1) the Initial Consideration by (2) the Fully Diluted Interests Number.

“Intellectual Property Assets” includes: (i) the Company’s name, all fictional business names, trading names, registered and unregistered trademarks, service marks, and applications (collectively, “Marks”); (ii) all patents, patent applications, and inventions and discoveries that may be patentable (collectively, “Patents”); (iii) all copyrights in both published works and unpublished works (collectively, “Copyrights”); (iv) all rights in mask works (collectively, “Rights in Mask Works”); and (v)

all know-how, trade secrets, confidential information, customer lists, Software, technical information, data, process technology, plans, drawings, and blue prints (collectively, “Trade Secrets”); owned, used, or licensed by the Company as licensee or licensor.

“Key Employees” means Dustin Leavitt, Craig Schiling, Brock Johnson, and Wes Harris.

“Knowledge” means, with respect to any fact, circumstance, event or other matter in question, the actual knowledge of Dustin Leavitt, Craig Schiling and Phillip Rosbach after reasonable inquiry.

“Legal Requirements” means any federal, state, foreign, local, municipal, international, multinational or other law, statute, treaty, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity and any orders, writs, injunctions, awards, judgments and decrees applicable to the respective Person or to any of its assets, properties or businesses.

“Liabilities” means, with respect to any Person, any liability or obligation of such Person, whether known or unknown, absolute or contingent, accrued or unaccrued, liquidated or unliquidated, secured or unsecured, joint or several, due or to become due, vested or unvested, executor, determined, determinable or otherwise and whether or not the same is required under GAAP to be accrued on the financial statements of such Person.

“Managers” has the meaning set forth in Section 1.1 of the Company’s Operating Agreement.

“Material Adverse Effect” means any event, circumstance, occurrence, change, effect or fact (each, an “Effect”), or group of any of the foregoing, and regardless of whether or not such Effect constitutes a breach of the representations or warranties made by such Person in this Agreement, that (a) would, or would be reasonably likely to, prevent or materially delay the consummation of the transactions contemplated by this Agreement or (b) results in, or would reasonably be expected to result in, a material adverse effect on, or a material adverse change in the business, prospects, operations, assets, Liabilities, condition (financial or otherwise) or results of operations of the Company, except to the extent that any such event, circumstance, occurrence, change, effect or fact, or group of any of the foregoing, directly results from (i) compliance with any written request of Acquiror, (ii) changes in general economic conditions (provided that such changes do not have a materially disproportionate effect on the Company as compared to the Company’s competitors), (iii) changes generally affecting the industry in which the Company operates (provided that such changes do not have a materially disproportionate effect on the Company as compared to the Company’s competitors), (iv) any acts of terrorism, military action or war (provided that such acts do not have a materially disproportionate effect on the Company as compared to the Company’s competitors), (v) changes in Legal Requirements or GAAP generally affecting the industry in which the Company operates (provided that such changes do not have a materially disproportionate effect on the Company as compared to the Company’s competitors), (vi) natural disasters or acts of God (provided that such changes do not have a materially disproportionate effect on the Company as compared to the Company’s competitors), (vii) changes primarily resulting from the announcement of the execution of this Agreement or the transactions contemplated hereunder or the expectation, pendency or consummation of such transactions, including any cessation or reduction in business with the Company by any of their customers or suppliers or the loss of any employees or officers, in each case, to the extent primarily attributable to the disclosure of the identity of the Acquiror, or (viii) the taking of any action expressly required by this Agreement and the other agreements contemplated hereby. “Membership Units” means the Common Units of the Company, as such terms is defined in Section 1.1 of the Company’s Operating Agreement.

“Milestone Per Unit Amount” means the quotient obtained by dividing (1) the Milestone Payments by (2) the Fully Diluted Interests Number.

“Organizational Documents” means the Articles of Organization of the Company and the Company’s Operating Agreement (each as amended through the Agreement Date).

“Paying Agent” means U.S. Bank National Association.

“Percentage Interest” has the meaning set forth in 1.1 of the Company’s Operating Agreement, as amended through the Agreement Date.

“Permitted Encumbrances” means: (A) statutory liens for current Taxes that are not yet due and payable; (B) statutory liens to secure obligations to landlords, lessors or renters under leases or rental agreements; (C) deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance or similar programs mandated by applicable Legal Requirements; and (D) statutory liens in favor of carriers, warehousemen, mechanics and materialmen, to secure claims for labor, materials or supplies and other like liens.

“Person” means any natural person, company, corporation, limited liability company, general partnership, limited partnership, trust, proprietorship, joint venture, other business organization or Governmental Entity.

“Pre-Closing Tax Period” means any Tax period ending on or before the Closing Date and, with respect to any Tax period that includes the Closing Date and ends thereafter (a “Straddle Period”), the portion of such Tax period that ends on and includes the Closing Date. With respect to Taxes for a Straddle Period, the portion of such Taxes that relates to the Pre-Closing Tax Period shall be prorated based on the number of days in such Straddle Period in the Pre-Closing Tax Period relative to the number of days in the entire Straddle Period in the case of real property, personal property and similar ad valorem Taxes, and, in the case of other Taxes, shall be determined on a closing-of-the-books basis.

“Proceedings” means any action, audit, hearing, suit, proceeding, complaint, charge, inquiry, investigation, arbitration or mediation (whether civil, criminal, administrative, investigative, or informal) commenced, brought, conducted or heard by or before, or otherwise involving any Governmental Entity or any arbitrator or arbitration panel or any mediator or mediation panel.

“Property” means all real property leased or owned by the Company.

“Securities Act” means the Securities Act of 1933, as amended.

“Series A Preferred Member” means Squadron Capital, LLC.

“Series A Preferred Unit” has the meaning set forth in the Company’s Operating Agreement.

“Software” means any computer program, operating system, applications system, firmware or software code of any nature, whether operational, under development or inactive, including all object code, source code, data files, rules, definitions or methodology derived from the foregoing and any derivations, updates, enhancements and customization of any of the foregoing, processes, know-how, operating procedures, methods and all other Intellectual Property Assets embodied with the foregoing, technical manuals, user manuals and other documentation thereof, whether in machine-readable form, programming language or any other language or symbols and whether stored, encoded, recorded or written on disk, tape, film, memory device, paper or other media of any nature.

“Subsidiary” means, as of the applicable point in time, each corporation, partnership, limited liability company or other entity of which a Person owns, directly or indirectly, more than 50% of the outstanding voting securities or voting equity interests or of which a Person has the power, directly or indirectly, whether through ownership of equity securities, by contract or otherwise, to direct or manage its business or affairs.

“Tax” (and, with correlative meaning, “Taxable”) means (A) any net income, alternative or add-on minimum tax, gross income, estimated, gross receipts, sales, use, ad valorem, value added, transfer, franchise, capital stock, profits, license, registration, withholding, payroll, social security (or equivalent), employment, unemployment, disability, excise, severance, stamp, occupation, premium, escheat, property (real, tangible or intangible), environmental or windfall profit tax, custom duty or other tax, governmental fee or other like assessment or charge of any kind whatsoever, together with any interest or any penalty, addition to tax or additional amount, imposed by any Governmental Entity responsible for the imposition of any such tax (domestic or foreign) (each, a “Tax Authority”), whether disputed or not, (B) any Liability for the payment of any amounts of the type described in clause (A) of this sentence as a result of being a member of an affiliated, consolidated, combined, unitary or aggregate group for any Taxable period, and (C) any Liability for the payment of any amounts of the type described in clause (A) or (B) of this sentence as a result of being a transferee of or successor to any Person, as a result of any express or implied obligation to assume such Taxes or to indemnify any other Person, or otherwise.

“Tax Return” means any return, statement, declaration, report or form (including estimated Tax returns and reports, withholding Tax returns and reports, refund claims, and information returns and reports) filed or required to be filed with respect to Taxes, and including any schedules or attachments thereto and any amendments thereof.

“Third Party Intellectual Property Asset” means an Intellectual Property Asset owned by a third party that is either (A) licensed, offered or provided to customers of the Company as part of or in conjunction with any Company Product, or (B) otherwise used by the Company in the conduct of its business.

“Total Consideration” means (A) the Initial Consideration, plus (B) the Milestone Payments, if earned, in a maximum amount of $3,500,000;

“Treasury Regulations” means the regulations promulgated by the United States Department of the Treasury pursuant to and in respect of provisions of the Code. All references herein to Sections of the Treasury Regulations shall include any corresponding provision or provisions of succeeding, similar, substitute proposed or final Treasury Regulations.

“URLLCA” means the Utah Revised Limited Liability Company Act, as amended.

“Withdrawing Member” means a former holder of Membership Units which has provided the Company with written notice indicating such former holder’s express will to withdraw from the Company or who has withdrawn from the Company pursuant to any other provision of Section 48-3-601 et seq. of the URLLCA.

(b) Other Defined Terms. The following terms used in this Agreement shall have the meanings set forth in the corresponding Recitals, Articles, Sections or subsections of this Agreement:

“Acquiror”	Preamble
“Acquiror Closing Certificate”	Section 1.4(a)(iii)
“Alternative Arrangement”	Section 8.2(e)
“Agreement”	Preamble
“Agreement Date”	Preamble
“Anticorruption Laws”	Section 2.4(k)
“Articles of Merger”	Section 1.2
“Balance Sheet”	Section 2.9
“Balance Sheet Date”	Section 2.9
“Baseline Period”	Section 5.17
“Basket”	Section 8.4(a)
“Cause”	Section 5.11(a)
“CFO Certificate”	Section 1.4(b)(iii)
“Closing”	Section 1.3
“Closing Date”	Section 1.3
“COBRA”	Section 2.15(c)
“Company”	Preamble
“Company Partner”	Section 2.4(c)
“Company Closing Certificate”	Section 1.4(b)(i)
“Company Debt”	Section 2.5(a)(iv)
“Company Employee Plans”	Section 2.15(a)
“Company Holders’ Agent”	Section 8.6(a)
“Company Representatives”	Section 5.2(a)
“Company Secretary’s Certificate”	Section 1.4(b)(ii)
“Consideration Spreadsheet”	Section 5.9
“Continuing Employees”	Section 5.11(a)
“Copyrights”	Definition of Intellectual Property Assets
“Customers”	Section 2.19(b)
“Disclosure Letter”	Article II
“Dispute Notice”	Section 8.4(b)
“Distributors”	Section 2.19(c)
“Effective Time”	Section 1.5
“ERISA”	Section 2.15(a)
“ERISA Affiliate”	Section 2.15(a)
“Escrow Agent”	Section 8.3
“Escrow Agreement”	Recital F
“FCPA”	Section 2.4(k)
“FDCA”	Section 2.4(g)
“Financial Statements”	Section 2.7(a)
“First Period”	Section 1.9(a)(iii)(A)
“Fundamental Representations”	Section 8.1
“Indemnification Escrow Fund”	Section 8.3
“Indemnification Escrow Period”	Section 8.1
“Indemnified Person(s)”	Section 8.2(a)
“Information Statement”	Section 5.1
“Letter of Transmittal”	Section 1.10(b)(i)
“Marks”	Definition of Intellectual Property Assets
“Material Contract”	Section 2.5(a)

“Merger”	Recital A
“Milestone Payments”	Section 1.9(a)(iii)
“New Litigation Claim”	Section 5.7
“Nondisclosure Agreement”	Section 5.3(a)
“Officer’s Certificate”	Section 8.4(a)
“Patents”	Definition of Intellectual Property Assets
“Paying Agent Agreement”	Recital E
“Permits”	Section 2.4(a)
“Pre-Closing Period”	Section 4.1
“Program”	Section 2.4(j)
“Purchase Orders”	Definition of Indebtedness
“Release Agreement”	Section 1.4(b)(ix)
“Rights in Mask Works”	Definition of Intellectual Property Assets
“Second Period”	Section 1.9(a)(iii)(B)
“Schedule Update”	Section 5.16
“Straddle Period”	Definition of Pre-Closing Tax Period
“Sub”	Preamble
“Suppliers”	Section 2.19(a)
“Surviving Entity”	Section 1.2
“Tax Authority”	Definition of Tax
“Termination Date”	Section 7.1(b)
“Third Party Claim”	Section 8.7
“Trade Secrets”	Definition of Intellectual Property Assets
“Transfer Taxes”	Section 5.13
“Voting Agreement”	Recital D
“WARN Act”	Section 2.15(o)

1.2. The Merger. At the Effective Time, on the terms and subject to the conditions set forth in this Agreement, the Articles of Merger in substantially the form attached as Exhibit A (the “Articles of Merger”), and the applicable provisions of the URLLCA, Sub shall merge with and into the Company, the separate existence of Sub shall cease and the Company shall continue as the surviving entity and shall become a wholly-owned Subsidiary of Acquiror. The Company, as the surviving entity after the Merger, is hereinafter sometimes referred to as the “Surviving Entity.”

1.3. Closing. Unless this Agreement is earlier terminated in accordance with Section 7.1, the closing of the transactions contemplated hereby (the “Closing”) shall take place no later than the third (3rd) Business Day after the satisfaction or waiver of all of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing), or on such other date as the parties hereto agree in writing. The Closing shall take place at the offices of Baker, Donelson, Bearman, Caldwell & Berkowitz, PC, 165 Madison, Suite 2000, Memphis, Tennessee 38103, or at such other location as the parties hereto agree. The date on which the Closing occurs is herein referred to as the “Closing Date.”

1.4. Closing Deliveries.

(a) Acquiror Deliveries. Acquiror shall deliver to the Company or other party as listed below, at or prior to the Closing, each of the following:

(i) payment to the Paying Agent by wire transfer of immediately available funds an amount equal to the Initial Consideration payable pursuant to the terms of this Agreement in exchange for all the Membership Units pursuant to Section 1.9(a)(i) and Section 1.9(a)(ii) less the Indemnification Escrow Amount;

(ii) payment to the Escrow Agent by wire transfer of immediately available funds the Indemnification Escrow Amount in accordance with the provisions of the Escrow Agreement;

(iii) a certificate, dated as of the Closing Date, executed on behalf of Acquiror by a duly authorized officer of Acquiror, to the effect that each of the conditions set forth in Section 6.2(a) has been satisfied (the “Acquiror Closing Certificate”);

(iv) the Escrow Agreement, dated as of the Closing Date and executed by Acquiror and the Escrow Agent; and

(v) the Paying Agreement, dated as of the Closing Date and executed by Acquiror and the Paying Agent.

(b) Company Deliveries. The Company shall deliver to Acquiror, at or prior to the Closing, each of the following:

(i) a certificate, dated as of the Closing Date, executed on behalf of the Company by its Chief Executive Officer, to the effect that each of the conditions set forth in Sections 6.1(a)-(c) and Section 6.3(a)-(b) have been satisfied (the “Company Closing Certificate”);

(ii) a certificate, dated as of the Closing Date and executed on behalf of the Company by its Secretary, certifying the (A) Company’s Articles of Organization, as amended, (B) Company’s Operating Agreement, as amended, (C) Joint Company Board and Manager resolutions approving the Merger and adopting this Agreement and the Articles of Merger, and (D) the written consent or resolutions evidencing the Company Member Approval (the “Company Secretary’s Certificate”);

(iii) a certificate, dated as of the Closing Date, executed on behalf of the Company by its Chief Financial Officer, certifying the amount of Indebtedness, Purchase Orders and Cash as of the Closing Date (the “CFO Certificate”);

(iv) the Escrow Agreement, dated as of the Closing Date and executed by the Company Holders’ Agent;

(v) the Paying Agreement, dated as of the Closing Date and executed by the Company Holders’ Agent;

(vi) evidence satisfactory to Acquiror of the resignation of each advisory board member, director, manager and officer of the Company serving in such capacities immediately prior to the Closing, effective as of the Effective Time;

(vii) a certificate from the Secretary of State of the State of Utah and from an appropriate officer or governmental authority of each other State or other jurisdiction in which the Company is qualified to do business dated within five Business Days prior to the Closing Date certifying that the Company is in good standing (to the extent that the laws of such jurisdictions contemplate the issuance of a certificate or other evidence of such good standing);

(viii) the Consideration Spreadsheet completed to include all of the information specified in Section 5.9 in the form specified by Acquiror and a certificate executed by the Chief Executive Officer and President of the Company, dated as of the Closing Date, certifying on behalf of the Company that such Consideration Spreadsheet is true, correct and complete;

(ix) a release agreement, in substantially the form attached as Exhibit F (the “Release Agreement”), executed by each Company Holder set forth on Schedule 1.4(b)(ix);

(x) evidence satisfactory to Acquiror of (A) the consent of any Person whose consent may be required in connection with the Merger or any other transaction contemplated by this Agreement under the Contracts listed or described on Schedule 1.4(b)(x)-1, and (B) the termination of each of the Contracts of the Company listed or described on Schedule 1.4(b)(x)-2; and

(xi) Confidentiality, Non-Competition and Non-Solicitation Agreement, dated as of the Closing Date and executed by each of the Key Employees.

1.5. Effective Time. At the Closing, after the satisfaction or waiver of each of the conditions set forth in Article VI, Acquiror, Sub and the Company shall cause the Articles of Merger to be filed with the Secretary of State of the State of Utah, in accordance with the relevant provisions of the URLLCA (the time of filing with the Secretary of State of the State of Utah of such filing or such later time as may be agreed to by Acquiror and the Company in writing (and set forth in the Articles of Merger) being referred to herein as the “Effective Time”).

1.6. Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement, the Articles of Merger and the applicable provisions of the URLLCA. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, powers and franchises of the Company and Sub shall vest in, and be the property of, the Surviving Entity, and all debts, Liabilities and duties of the Company and Sub shall attach to the Surviving Entity.

1.7. Articles of Organization and Operating Agreement.

(a) At the Effective Time, the articles of organization of the Company shall be amended and restated in its entirety to read in substantially the form attached as Exhibit H, and as so amended, shall be the articles of organization of the Surviving Entity until thereafter amended in accordance with the URLLCA, the articles of organization of the Surviving Entity and the Surviving Entity’s operating agreement in effect at that time.

(b) At the Effective Time, the operating agreement of the Company shall be amended and restated in its entirety to read in substantially the form attached as Exhibit I, and as so amended, shall be the operating agreement of the Surviving Entity until thereafter amended in accordance with the URLLCA, the articles of organization of the Surviving Entity and such operating agreement.

1.8. Managers and Officers. At the Effective Time, the manager of Sub immediately prior to the Effective Time shall be appointed as manager of the Surviving Entity immediately after the Effective Time until their respective successors are duly elected or appointed and qualified. At the Effective Time, the officers of Sub immediately prior to the Effective Time shall be appointed as the officers of the Surviving Entity immediately after the Effective Time until their respective successors are duly appointed.

1.9. Effect on Membership Units and Series A Preferred Units.

(a) Treatment of Membership Units Owned by Company Members; Treatment of Membership Units of Sub. On the terms and subject to the conditions set forth in this Agreement, by virtue of the Merger and without any action on the part of Acquiror, Sub, the Company, or any holder of the Membership Units or Series A Preferred Units, as applicable:

(i) Membership Units. At the Effective Time, each Membership Unit issued and outstanding immediately prior to the Effective Time shall be automatically converted into the right to receive, subject to and in accordance with Section 1.10(a), an amount of cash (without interest) equal to the product of (a) the Fully Diluted Interests Number set forth on the Consideration Spreadsheet opposite such Company Holder’s name and (b) the Initial Per Unit Amount, and the holder of such Membership Unit shall no longer be a Company Member. The amount of cash each Company Holder is entitled to receive for Membership Units held by such Company Holder shall be rounded to the nearest cent and computed after aggregating cash amounts for all Membership Units held by such Company Holder.

(ii) Series A Preferred Units. At the Effective Time, each Series A Preferred Unit issued and outstanding immediately prior to the Effective Time shall be automatically converted into the right to receive, an amount of cash (without interest) equal to $30,001.71438 per Series A Preferred Unit, and the holder of such Series A Preferred Unit shall no longer be a Company Holder. The amount of cash the Series A Preferred Member is entitled to receive for Series A Preferred Units shall be rounded to the nearest cent and computed after aggregating cash amounts for all Series A Preferred Units held by the Series A Preferred Member.

(iii) Milestone Payments. In addition to the Initial Consideration and subject to the terms and conditions set forth in this Section 1.9(a)(iii) and the rights provided for in Section 8.2(c), Acquiror shall make an additional cash payment in an amount not to exceed $3,500,000 (the total of said potential additional cash payment being referred to as the “Milestone Payment”). The Milestone Payment, to the extent achieved, shall be paid by wire transfer in immediately available funds to the Paying Agent, who shall promptly distribute such funds to the Company Members in accordance with the Consideration Spreadsheet. The amount of cash each Company Member is entitled to receive as a Milestone Payment shall be rounded to the nearest cent and computed after aggregating cash amounts for all Milestone Payments to such Company Member.

(A) Milestone 1. In the event that Foot & Ankle Revenue for the period between January 1, 2014 and December 31, 2014 (the “First Period”) exceeds Baseline Revenue in the First Period by an amount equal to or greater than $12,000,000, Acquiror shall pay to the Paying Agent, within 30 Business Days of such determination and in no event later than three months following the end of the First Period, a payment in the amount of $1,500,000.

(B) Milestone 2. In the event that Foot & Ankle Revenue for the period between January 1, 2015 and December 31, 2015 (the “Second Period”) exceeds Baseline Revenue in the Second Period by an amount equal to or greater than $14,000,000, Acquiror shall pay to the Paying Agent, within 30 Business Days of such determination and in no event later than three months following the end of the Second Period, a payment in the amount of $2,000,000.

(C) Catch Up Payment. In the event that (i) the Milestone Payment provided for in Section 1.9(a)(iii)(A) was neither earned nor paid and (ii) the sum of the Foot & Ankle Revenue for the First Period and Second Period exceeds the sum of the Baseline Revenue in the First Period and Second Period by an amount equal to or greater than $26,000,000, Acquiror shall pay to the Paying Agent, concurrently with the Milestone Payment provided for in Section 1.9(a)(iii)(B), a payment in the amount of $1,500,000.

(iv) Total Consideration. Notwithstanding anything to the contrary contained in this Agreement, in no event shall the aggregate consideration paid by Acquiror pursuant to this Agreement exceed the Total Consideration.

(v) Membership Interests of Sub. Each unit of membership interest of Sub that is issued and outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without further action on the part of Acquiror, Sub, the Company or the sole member of Sub, be converted into and become one unit of membership interest of the Surviving Entity (and the units of membership interest of the Surviving Entity into which the Sub units of membership interest are so converted shall be the only units of membership interest of the Surviving Entity that are issued and outstanding immediately after the Effective Time).

(b) Rights Not Transferable. The rights of the Company Holders as of immediately prior to the Effective Time are personal to each such Company Holder and shall not be transferable for any reason other than by operation of law, will or the laws of descent and distribution or with the prior written consent of Acquiror. Any attempted transfer of such right by any holder thereof (otherwise than as permitted by the immediately preceding sentence) shall be null and void.

1.10. Funding of Escrow; Surrender of Membership Units and Series A Preferred Units in Exchange for Payments.

(a) Funding of Escrow. At the Closing, Acquiror shall transfer directly to the Escrow Agent in immediately available funds the Indemnification Escrow Amount. The Indemnification Escrow Amount shall be withheld from the cash payable pursuant to Sections 1.9 as provided for herein. The Indemnification Escrow Amount shall constitute security solely for the indemnification obligations of the Company Members pursuant to Article VIII, and shall be held and distributed in accordance with the provisions of this Agreement and the Escrow Agreement.

(b) Exchange Procedures for Membership Units and Series A Preferred Units.

(i) Promptly following the Effective Time, the Company Holders’ Agent shall cause the Paying Agent to mail to each Company Holder as of immediately prior to the Effective Time at the address specified for such Company Holder on the Consideration Spreadsheet a letter of transmittal in substantially the form attached as Exhibit E (the “Letter of Transmittal”). The Letter of Transmittal shall be in such form and have such other provisions as Acquiror may reasonably specify, including that the Company Holder agrees to be bound by the provisions of this Agreement.

(ii) As soon as reasonably practicable after the date of delivery to the Paying Agent of a properly completed and duly executed Letter of Transmittal and any other documentation required thereby, the holder of record of the Membership Units or the Series A Preferred Units, as applicable, set forth opposite such holder’s name on the Consideration Spreadsheet and subject to such Letter of Transmittal shall receive, at the Company Holder’s election, either a check or wire transfer, to an account designated by such Company Holder pursuant to the Letter of Transmittal, representing the cash amount that such Company Holder has the right to receive pursuant to this Agreement.

(c) No Interest; U.S. Funds. No interest shall accumulate on any cash payable in connection with the Merger, including the Initial Consideration and the Milestone Payments (other than pursuant to the Escrow Agreement). All amounts paid by Acquiror hereunder shall be made in U.S. Dollars.

(d) Transfers of Ownership. If any cash amount payable pursuant to this Agreement is to be paid to a Person other than the Person to which the Membership Units or the Series A Preferred Units, as applicable, surrendered in exchange therefor are registered, it shall be a condition of the payment thereof that the Membership Units so surrendered shall be properly endorsed and otherwise in proper form for transfer and that the Person requesting such exchange shall have paid to Acquiror or any agent designated by it any Transfer Taxes or other Taxes required by reason of the payment of cash in any name other than that of the registered holder of the Membership Units or the Series A Preferred Units, as applicable, surrendered, or established to the satisfaction of Acquiror or any agent designated by it that such Tax has been paid or is not payable.

(e) No Liability. Notwithstanding anything to the contrary in this Section 1.10, none of Acquiror, Sub, the Surviving Entity or any party hereto shall be liable to any Person for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar Legal Requirements.

1.11. No Further Ownership Rights in the Membership Units or Series A Preferred Units. All cash paid or payable following the surrender for exchange of all Membership Units or the Series A Preferred Units, as applicable, in accordance with the terms hereof shall be so paid or payable in full satisfaction of all rights pertaining to all Membership Units or the Series A Preferred Units, as applicable, including any rights to declared but unpaid dividends or distributions, and there shall be no further registration of transfers on the records of the Surviving Entity of Membership Units or the Series A Preferred Units, as applicable, which were issued and outstanding immediately prior to the Effective Time. If, after the Effective Time, any Membership Units or the Series A Preferred Units, as applicable, are presented to the Surviving Entity for any reason, such Membership Units shall be canceled and exchanged as provided in this Article I.

1.12. Taking of Necessary Action; Further Action. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Entity with full right, title and interest in, to and under, and/or possession of, all assets, property, rights, privileges, powers and franchises of the Company, the officers and directors of the Surviving Entity are fully authorized in the name and on behalf of the Company or otherwise, to take all lawful action necessary or desirable to accomplish such purpose or acts, so long as such action is not inconsistent with this Agreement.

ARTICLE II.

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Subject to the disclosures set forth in the disclosure letter of the Company delivered to Acquiror concurrently with the parties’ execution of this Agreement (the “Disclosure Letter”), the Company represents and warrants to Acquiror as follows:

2.1. Organization, Standing and Power; Books and Records. The Company is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Utah, and has the requisite limited liability company power and authority, and possesses all permits necessary to enable it to occupy, own, lease or otherwise hold its properties and to conduct its business as now being conducted. Schedule 2.1 to the Disclosure Letter sets forth each jurisdiction in which the Company is duly licensed or qualified to do business as a foreign limited liability company and the Company is duly licensed or qualified to do business and is in good standing (to the extent such concept or a comparable status is recognized) in each jurisdiction in which the failure to be so qualified or in good standing could reasonably be expected to have a Material Adverse Effect. The Company has provided or made available to Acquiror or its counsel true, correct and complete copies of (a) all documents identified on the Disclosure Letter, (b) the Organizational Documents, (c) all Company Approvals and (d) the minute books and equity ownership records of the Company. The minute books of the Company previously furnished or made available to Acquiror correctly and completely reflect all Company actions taken at all meetings of, or by written consents of, directors, managers and members of the Company.

2.2. Subsidiaries. The Company does not have any Subsidiaries. The Company has never been the Subsidiary of another Person. The Company is not a successor, whether by merger, consolidation or otherwise, to any other Person.

2.3. Authority; Non-Contravention; Governmental Consents.

(a) Authority. The Company has all requisite power and authority to enter into and to perform its obligations under this Agreement and, subject to, in the case of the consummation of the Merger, adoption of this Agreement by the Company Member Approval, to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby has been duly authorized by all necessary action on the part of the Company and no other Proceedings on the part of the Company are necessary to authorize the execution and delivery of this Agreement or to consummate the Merger and the other transactions contemplated hereby, subject only, in the case of consummation of the Merger, to the receipt of the Company Member Approval. The Company Member Approval is the only vote or consent of the holders of any equity or other interest in the Company necessary to approve and adopt this Agreement, approve the Merger and consummate the Merger and the other transactions contemplated hereby. This Agreement has been duly executed and delivered by the Company and, assuming due execution and delivery by Acquiror and Sub, constitutes the valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforceability may be limited by (i) bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium or other similar Legal Requirements relating to or affecting the rights or remedies of creditors, or (ii) general principles of equity, whether considered in a Proceeding in equity or at law (including the possible unavailability of specific performance or injunctive relief).

(b) Non-Contravention. The execution and delivery of this Agreement by the Company, the execution and delivery of each of the other agreements contemplated hereby to which the Company is or will be a party, the consummation of the transactions contemplated hereby and thereby, and the performance by the Company of its obligations hereunder and thereunder, does not and will not: (i) contravene or conflict with, or result in any violation or breach of, the Organizational Documents; (ii) conflict with or violate any Legal Requirement applicable to the Company, or any of its respective properties or assets; (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or alter the rights or obligations of any third Person under, or give to others any rights of termination, amendment, acceleration or cancellation, or require any Approval under, any Contract to which the Company is a party or otherwise bound as of the date hereof; or (iv) result in the creation of an Encumbrance (other than a Permitted Encumbrance) on any of the properties or assets of the Company, except, in the case of each of clauses (ii), (iii) and (iv), for any conflicts, violations, breaches, defaults, alterations, terminations, amendments, accelerations, cancellations or Encumbrances, or where the failure to obtain any Approval, in each case, would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(c) Governmental Consents. No approval of any Governmental Entity is required to be obtained or made by the Company in connection with the execution, delivery and performance by the Company of this Agreement or the consummation by the Company of the Merger and other transactions contemplated hereby, except for the filing of the Articles of Merger with the Secretary of State of the State of Utah.

(d) Board and Manager Approval. The Company Board and Managers, by joint resolutions duly adopted by vote at a meeting of all directors of the Company and the Managers of the Company duly called and held on or about the date hereof, not subsequently rescinded or modified in any way, has (i) determined that this Agreement and the transactions contemplated hereby, are in the best interests of the Company, the Company Members and the Series A Preferred Member, (ii) approved this Agreement and the transactions contemplated by this Agreement, (iii) directed that this Agreement be submitted for Company Member Approval, and (iv) resolved to recommend that the Company Members and Series A Preferred Member approve of this Agreement and directed that such matter be submitted for consideration of the Company Members and the Series A Preferred Member.

(e) Takeover Statutes; Dissenter Rights. No “fair price,” “moratorium,” “control share acquisition,” “business combination” or other similar anti-takeover statute or regulation enacted under any federal, state, or local laws applicable to the Company is applicable to this Agreement, the Merger or any of the other transactions contemplated by this Agreement. No Company Members have received, or will receive, “dissenter” or “appraisal” rights under any federal, state, local or foreign laws applicable to the Company or as a result of this Agreement, the Merger or any of the other transactions contemplated by this Agreement.

2.4. Compliance with Laws and Permits.

(a) The Company has been since July 28, 2003 and is in material compliance with all Legal Requirements applicable to the Company or by which the Company or any of its respective businesses or properties are bound and with the permits, licenses, authorizations, consents, approvals and franchises from Governmental Entities required to conduct their businesses as currently conducted (“Permits”).

(b) The Company has no Knowledge of any actual or threatened claim or Proceeding or investigation by any Governmental Entity that has jurisdiction over the operations of the Company. The Company does not have any Knowledge that the FDA or any other Governmental Entity is considering such action.

(c) All Approvals required to be filed with, maintained for or furnished to the FDA or any other Governmental Entity by the Company, and, to the Knowledge of the Company, any Person that manufactures, develops, packages, processes, labels, markets, tests or distributes Company Products pursuant to a development, distribution, commercialization, manufacturing, supply, testing or other arrangement with the Company (each, a “Company Partner”) have been so filed, maintained or furnished by the Company, and, to the Knowledge of the Company, the Company Partners, as applicable, except where the failure to file, maintain or furnish such Approvals would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect. All such Approvals were complete, not misleading and accurate in all material respects on the date filed or furnished and remain complete and accurate in all material respects. Neither the Company, nor any employee of the Company, nor to the Knowledge of the Company, any Person retained by the Company, has made on behalf of the Company any material false statements or material omissions in any application or other submission relating to the Company Products to the FDA or any other Governmental Entity.

(d) Neither the Company nor to the Knowledge of the Company, any Company Partner, has, since July 28, 2003, received any FDA Form 483, notice of adverse finding, warning letters, untitled letters or other correspondence or notice from the FDA or other Governmental Entity (i) alleging or asserting noncompliance with any applicable Legal Requirements or Approvals, and the Company has no Knowledge that the FDA or any other Governmental Entity is considering such action, or (ii) contesting the investigational device exemption, premarket clearance or approval of, the uses of or the labeling or promotion of any Company Products.

(e) No Permit issued to the Company, or, to the Knowledge of the Company, any Company Partner, by the FDA or any other Governmental Entity has, since July 28, 2003, been limited, suspended, materially modified or revoked and the Company has no Knowledge that the FDA or any other Governmental Entity is considering such action.

(f) All preclinical animal testing and clinical trials, tests and studies being funded or conducted by, at the request of or on behalf of the Company, or a Company Partner are, to the Knowledge of the Company, being conducted with reasonable care and in compliance with experimental protocols, procedures and controls, accepted professional scientific standards and applicable Legal Requirements, and have been conducted using clinical practices sufficient to allow the resulting data to be included in the Company’s regulatory filings. The Company has no Knowledge of any studies, tests or trials, the results of which the Company believes reasonably call into question the study, test or trial results, the efficacy or safety of the Company Products or the Company’s filings with any Governmental Entity. The Company has not received any written notices, correspondence or other communication from the FDA or any other Governmental Entity since July 28, 2003 requiring the termination, suspension or modification of any clinical trials conducted by, or on behalf of, the Company, or in which the Company has participated, and the Company has no Knowledge that the FDA or any other Governmental Entity is considering such action.

(g) Each product or product candidate subject to the Federal Food, Drug and Cosmetic Act (including the rules and regulations of the FDA promulgated thereunder, the “FDCA”) or comparable Legal Requirements in any non-U.S. jurisdiction that is being or has been since July 28, 2003, manufactured, tested, distributed, promoted or marketed by or on behalf of the Company is being or has been since July 28, 2003, developed, manufactured, tested, distributed, promoted and marketed in compliance with all applicable requirements under the FDCA and comparable Legal Requirements in any non-U.S. jurisdiction, including those relating to investigational use, premarket clearance or approval, registration and listing, good manufacturing practices, good clinical practices, good laboratory practices, labeling, advertising, data protection and data transfer, record keeping and filing of required reports. The Company maintains accurate and complete documentation showing that components supplied to and accepted by the Company are manufactured in accordance with the Company’s specifications therefor. The processes used to produce the Company Products are described in documents maintained by the Company in a complete and accurate manner, and such documents have been made available to Acquiror. To the Knowledge of the Company, such processes are adequate to ensure that commercial quantities of the Company Products currently conform to the specifications established therefor and will be: (i) of merchantable quality, (ii) salable in the ordinary course of business at prevailing market prices, (iii) materially free from defects in design, material and workmanship, (iv) suitable for their intended purposes and efficacy levels, and (v) not adulterated or misbranded under the FDCA.

(h) The Company has not either voluntarily or involuntarily initiated, conducted or issued, or caused to be initiated, conducted or issued, any recall, field notifications, field corrections, market withdrawal or replacement, safety alert, warning, “dear doctor” letter, investigator notice, safety alert or other notice or action relating to an alleged lack of safety, efficacy or regulatory compliance of any product. The Company has no Knowledge of any facts which are reasonably likely to cause: (i) the recall, market withdrawal or replacement of any product sold or intended to be sold by the Company; (ii) a change in the marketing classification or a material change in the labeling of any such products; or (iii) a termination or suspension of the marketing of such products.

(i) The Company has not received any written notice that the FDA or any other Governmental Entity has commenced, or threatened to initiate, any action to (i) withdraw its investigational device exemption, premarket clearance or premarket approval or request the recall of any Company Product, (ii) enjoin manufacture or distribution of any Company Product, or restrict the promotion of any Company Product in the manner currently conducted by the Company, (iii) enjoin the manufacture or distribution of any Company Product produced at any Facility where any Company Product is manufactured, tested, processed, packaged or held for sale, or (iv) investigate the Company or Company products or its practices related thereto.

(j) The Company is and at all times since July 28, 2003 has been in compliance with federal or state criminal or civil Legal Requirements (including the federal Anti-Kickback Statute (42 U.S.C. §1320a-7b), Stark Law (42 U.S.C. §1395nn), Federal False Claims Act (31 U.S.C. §3729 et. seq.), Health Insurance Portability and Accountability Act of 1996 (42 U.S.C. §1320d et seq., 42 U.S.C. §300jj et seq.; §17901 et seq., and any comparable state or local Legal Requirements), and the regulations promulgated pursuant to such Legal Requirements, or which are cause for civil or criminal penalties or mandatory or permissive exclusion from Medicare (Title XVIII of the Social Security Act), Medicaid (Title XIX of the Social Security Act) or any other state or federal health care program (each, a “Program”). There is no claim or civil, criminal, administrative or other claim or Proceeding, pending or, to the Knowledge of the Company, threatened, in each case against the Company that would reasonably be expected to result in its exclusion from participation in any Program or other third-party payment programs in which the Company participates. With respect to interactions with healthcare professionals, the Company has a corporate compliance program, which it follows, both in the United States and, as applicable, in foreign countries, which complies with applicable Legal Requirements and the Company believes is the substantial equivalent of the AdvaMed Code of Ethics on Interactions with Health Care Professionals and/or MEDEC’s Code on Interactions with Healthcare Professionals and international equivalents in the respective countries to which those codes apply.

(k) The Company is and at all times since July 28, 2003 has been in compliance with the Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”), and other applicable antibribery, fraud, kickback, and other anticorruption laws, rules, and regulations of any other country (together with the FCPA, the “Anticorruption Laws”). To the Knowledge of the Company, neither the Company, nor any director (or Person in a similar position), officer, agent, employee or Member of the Company has made, directly or indirectly, any payment or promise to pay, or gift or promise to give or authorized such a promise or gift, of any money or anything of value, directly or indirectly, to: (i) any foreign official (as such term is defined in the FCPA) for the purpose of influencing any official act or decision of such official or inducing him or her to use his or her influence to affect any act or decision of a Governmental Entity; or (ii) any foreign political party or official thereof or candidate for foreign political office for the purpose of influencing any official act or decision of such party, official or candidate or inducing such party, official or candidate to use his, her or its influence to affect any act or decision of a foreign Governmental Entity, in the case of both (i) and (ii) above in order to assist the Company to obtain or retain business for, or direct business to the Company and under circumstances which would subject the Company to any liability under the FCPA or any of the Anticorruption Laws. The prohibition on indirect payments or commitments includes any situation where the Person making the payment knows, believes, or is aware of the possibility that the Person receiving the payment will pass the payment through, in whole or in part, directly or indirectly, to a foreign official in the circumstances set forth above.

(l) The Company further represents and warrants that: (i) it has not been found by a Governmental Entity or court to have violated the Anticorruption Laws and is not under investigation for any potential violation of the Anticorruption Laws; (ii) it has not violated, and has no Knowledge of any potential violations of, any of the Anticorruption Laws; (iii) it has not committed any act that would constitute a violation of the Anticorruption Laws; (iv) to its Knowledge, no consultant, agent, intermediary, or other Person retained by the Company has violated, or caused it to violate, the requirements of the Anticorruption Laws; (v) none of their officers, directors or, to its Knowledge, their members, beneficial owners, employees, or agents is a foreign official, and if the Company has Knowledge that any such person becomes a foreign official, then the Company agrees to notify Parent promptly in writing; and (vi) to its Knowledge, neither the Company nor any officer, director, member, beneficial owners, employee, or agent has received any notice or other communication, in writing or otherwise, from a Governmental Entity regarding any actual, alleged, or potential violation of, or failure to comply with, the Anticorruption Laws.

(m) The Company is not or has never been a “covered entity” or a “business associate” as defined in the Health Insurance Portability and Accountability Act of 1996 or the regulations promulgated pursuant thereto.

2.5. Material Contracts.

(a) Except as set forth on Schedules 2.5(a)(i) through 2.5(a)(xxiv) to the Disclosure Letter and except for this Agreement, the Company is not a party to or bound by any of the following continuing Contracts as of the Agreement Date (each a “Material Contract”):

(i) any agreement of indemnification, warranty or guaranty or any Contract containing any support, maintenance or service obligation on the part of the Company;

(ii) any consulting, royalty, distributor, original equipment manufacturer, reseller, value added reseller, sales, advertising, joint marketing, agency or manufacturer’s representative Contract;

(iii) any Contract for the purchase, sale or license of materials, supplies, equipment, services, Software, Intellectual Property Assets or other assets involving in the case of any such individual Contract more than $5,000 by or to the Company over the remaining life of such Contract;

(iv) any Contract relating to any indebtedness of the Company for money borrowed, extensions of credit, purchase money indebtedness, payment of a deferred purchase price for property, capital leases, guarantees of third party indebtedness or any other form of indebtedness (“Company Debt”);

(v) any Contract that purports to limit the freedom of the Company to engage or participate, or compete with any other Person, in any line of business, market or geographic area, to hire or solicit for hire any Person in any manner, to make use of or enforce any Company Intellectual Property Assets, or otherwise purports to limit the right of the Company to sell, distribute or manufacture any Company Products or to purchase or otherwise obtain any Software, components, parts, subassemblies or services;

(vi) any Contract granting most favored nation pricing or similar provisions, or that obligates the Company to conduct business on an exclusive or preferential basis with any Person or upon the consummation of the Merger, will obligate Acquiror, or any of its respective Subsidiaries, to conduct business on an exclusive or preferential basis with any Person;

(vii) any Contract pursuant to which the Company is a lessor or lessee of any real property or any machinery, equipment, motor vehicles, office furniture, fixtures or other tangible personal property involving in excess of $15,000 per annum;

(viii) any license, sublicense or other Contract as to which the Company is a party and pursuant to which any Person is authorized to use any Company Intellectual Property Assets or Company Product, including any Contract pursuant to which the Company covenants not to sue any Person with respect to, or otherwise covenants not to enforce, any Company Intellectual Property Assets;

(ix) any license, sublicense or other Contract to which the Company is a party and pursuant to which the Company acquired or is authorized to use any Third Party Intellectual Property Assets, excluding Contracts for generally commercially available “off-the-shelf”, “click-wrapped” or “shrink-wrapped” Software or services that are not redistributed by the Company or incorporated into any Company Product and that involve payments or expenditures by the Company of $5,000 or less over the life of the applicable Contract;

(x) any Contract pursuant to which the Company has agreed to transfer ownership of any Company Intellectual Property Assets or has agreed to jointly develop any intellectual property that will not be owned solely by the Company;

(xi) any Contract providing for the development of any Software, content, technology or Intellectual Property Assets, independently or jointly, by or for the Company;

(xii)(A) any joint venture Contract, (B) any Contract that involves a sharing of revenues, profits, Taxes, cash flows, expenses or losses with other Persons, (C) any Contract that involves the payment of royalties to any Person, or (D) any material development or outsourcing arrangements (including material Contracts to assemble, manufacture and package any Company Product);

(xiii) any Contract for the employment or engagement of any director, officer, employee, consultant or independent contractor of the Company or any other type of Contract with any director, officer, employee, consultant or independent contractor of the Company that (i) is not immediately terminable by the Company without cost or Liability (other than the obligation to provide access to continuation coverage under COBRA or similar state Legal Requirement), (ii) provides for the payment of cash or other compensation or benefits upon the consummation of the transactions contemplated by this Agreement, or (iii) provides for compensation in excess of $75,000 per annum;

(xiv) any collective bargaining agreement or other Contract with any labor union or labor organization, or severance agreement, program, policy or arrangement;

(xv) any Contract or plan (including any profits interest, option, merger and/or equity incentive bonus plan) relating to the sale, issuance, grant, exercise, award, purchase, repurchase or redemption of any Membership Units or any other securities of the Company (whether debt or equity) or any options, warrants, convertible notes or other rights to purchase or otherwise acquire any Membership Units, other securities or options, warrants or other rights therefor;

(xvi) any Contract relating to the acquisition or disposition of any business or entity (whether by merger, sale of membership interests, sale of assets or otherwise) other than the non-binding letter, dated November 6, 2013, with Acquiror;

(xvii) any Contract with any Governmental Entity or healthcare professional;

(xviii) any confidentiality, secrecy or non-disclosure Contract other than any such Contract entered into in the ordinary course of business consistent with past practice which are substantially on the Company’s standard forms and that have been provided or made available to the Acquiror by the Company;

(xix) any settlement or waiver agreement;

(xx) any Contract that contains any provision that requires the purchase of all of the Company’s requirements for a given product or services from a Person;

(xxi) any Contract relating to capital expenditures by the Company in excess of $100,000;

(xxii) any Contract with any related party or affiliate of the Company;

(xxiii) any other Contract under which the Company is obligated to make payment or incur costs in excess of $50,000; and

(xxiv) any other oral or written Contract or obligation not listed in clauses (i) through (xxiii) above not made in the ordinary course of business consistent with past practice or otherwise material to the Company.

(b) The Company has performed in all material respects the obligations required to be performed by it and is entitled to all benefits under, and is not alleged to be in default in respect of, any Material Contract. There exists no default or event of default or event, occurrence, condition or act, with respect to the Company, or to the Knowledge of the Company, any other contracting party, which, with the giving of notice, the lapse of time or the consummation of the Merger and the transactions contemplated thereby, would reasonably be expected to (i) become a default or event of default under any Material Contract, or (ii) give any third party (A) the right to declare a default or exercise any remedy under any Material Contract, (B) the right to a rebate, chargeback, refund, credit, penalty or change in delivery schedule under any Material Contract, (C) the right to accelerate the maturity or performance of any obligation of the Company under any Material Contract, or (D) the right to cancel, terminate or modify any Material Contract. The Company has not received any written notice or other communication regarding any actual or possible violation or breach of, default under, or intention to cancel or modify any Material Contract.

(c) Each of the Material Contracts is in full force and effect and constitutes a legal, valid and binding agreement of the Company and the Company has no Knowledge that any Material Contract is not a legal, valid and binding agreement of any other party thereto, subject only to the effect, if any, of (i) bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium or other similar Legal Requirements relating to or affecting the rights or remedies of creditors, or (ii) general principles of equity, whether considered in a Proceeding in equity or at law (including the possible unavailability of specific performance or injunctive relief).

(d) True and complete copies of each Material Contract, together with all amendments and supplements thereto and all waivers of any terms thereof, have been provided or made available to Acquiror prior to the Agreement Date.

2.6. Capital Structure.

(a) The authorized membership units, including all Common Units, Series A

Preferred Units and any other class of units created pursuant to the Company’s Operating Agreement, consist of 10,000,000 membership units. As of the Agreement Date, a total of 2,86,196 Membership Units are issued and outstanding and a total of 116.66 Series A Preferred Units are issued and outstanding as of the Agreement Date, and such Membership Units and Series A Preferred Units constitute one hundred percent (100%) of the issued and outstanding membership interests in the Company. There are no disassociated or withdrawn Company Members.

(b) Schedule 2.6(a) to the Disclosure Letter accurately sets forth, as of the Agreement Date, the name and domicile address of each Person that is the registered owner as reflected in the records of the Company of any Membership Units, Series A Preferred Units, and the number and type of such Membership Units and Series A Preferred Units so owned by such Person. The number of such Membership Units and Series A Preferred Units set forth as being so owned by such Person constitutes the entire interest of such Person in the issued and outstanding securities of the Company. All issued and outstanding Membership Units and Series A Preferred Units are duly authorized and validly issued and are to the Company’s Knowledge, free of any Encumbrances, preemptive rights, rights of first refusal or “put” or “call” rights created by statute, the Organizational Documents or any Contract to which the Company is a party or by which the Company is bound, except as otherwise provided in the Organizational Documents. All issued and outstanding Membership Units and Series A Preferred Units, as of the Agreement Date, are held by the Persons set forth on Schedule 2.6(a) to the Disclosure Letter. There is no Liability for dividends or distributions accrued and unpaid by the Company. The Company is not under any obligation to register under the Securities Act any Membership Units, Series A Preferred Units or any other securities of the Company, whether currently outstanding or that may subsequently be issued.

(c) The Membership Units Series and A Preferred Membership Units were issued in compliance with all applicable federal and state securities laws, all other applicable Legal Requirements and all requirements set forth in applicable Contracts.

(d) Other than as set forth on Schedule 2.6(d) to the Disclosure Letter, as of the Agreement Date, no Person has any right to acquire any Membership Units or any options, warrants or other rights to purchase Membership Units, Series A Preferred Units or other securities of the Company, from the Company or to the Knowledge of the Company, any Company Holder.

(e) Other than as set forth on Schedule 2.6(e) to the Disclosure Letter, no bonds, debentures, notes or other indebtedness of the Company having the right to vote on any matters on which Company Members may vote (or which is convertible into, or exchangeable for, securities having such right), or the value of which is in any way based upon or derived from the voting equity interests of the Company, are issued or outstanding as of the Agreement Date.

(f) There are no Contracts relating to voting, purchase or sale of any Membership Units or Series A Preferred Units between or among the Company, on the one hand, and any Company Holders, on the other hand.

(g) The Consideration Spreadsheet when delivered will be true and accurate in all respects. The number of such Membership Units and Series A Preferred Units set forth as being so owned by such Person will constitute the entire interest of such Person in the issued and outstanding Membership Units and Series A Preferred Units. As of the Closing, no other Person not disclosed in the Consideration Spreadsheet will have any, or a right to equity interests any, Membership Units, Series A Preferred Units or other securities of the Company.

2.7. Financial Statements.

(a) The Company has delivered or made available to Acquiror the (i) audited financial statements of the Company for the years-ended December 31, 2011 and December 31, 2012 and (ii) unaudited financial statements of the Company for the twelve (12) months ended December 31, 2013 (including, in each case, balance sheets, statements of operations and statements of cash flows (collectively, the “Financial Statements”)).

(b) The Financial Statements (i) have been prepared from the books and records of the Company and (ii) have been prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated and consistent with each other, and (iii) fairly present in all material respects the financial condition of the Company at the dates therein indicated and the results of operations and cash flows of the Company for the periods therein specified (subject, in the case of unaudited financial statements, to the exclusion of footnotes and other presentation items, and to normal recurring year-end audit adjustments, none of which individually or in the aggregate will be material in amount). Except as set forth on Schedule 2.7(b) of the Disclosure Letter, the Company has no off balance sheet Liability of any nature to, or any financial interest in, any third Person, the purpose or effect of which is to defer, postpone, reduce or otherwise avoid or adjust the recording of debt incurred by the Company.

(c) All Company Debt may be prepaid at the Closing without penalty under the terms of the Contracts governing such Company Debt.

2.8. Absence of Certain Changes. Since the Balance Sheet Date, and except as set forth in Schedule 2.8 to the Disclosure Letter, there has not been any Material Adverse Effect, and the Company has conducted its business only in the ordinary course consistent with past practice, and, without limiting the generality of the foregoing:

(a) other than this Agreement, the Company has not entered into any Contract or letter of intent with respect to any acquisition, sale or transfer of any asset of the Company (other than to its customers in the ordinary course of its business consistent with its past practice);

(b) there has not occurred any declaration, setting aside, or payment of a dividend or other distribution (whether in cash, Membership Units or property) with respect to any securities of the Company, or any direct or indirect redemption, purchase or other acquisition by the Company of any of its securities, or any change in any rights, preferences, privileges or restrictions of any of its outstanding securities, and the Company has not effected or approved any split, combination or reclassification of the Membership Units of the Company;

(c) the Company has not entered into, amended, terminated, breached, or waived any of its rights, benefits or claims under any Material Contract, and there has not occurred any default under any Material Contract to which the Company is a party or by which it is, or any of its assets and properties are, bound;

(d) there has not occurred any amendment or change to the Organizational Documents of the Company;

(e) there has not occurred (i) any hiring of any officers or other employees, or any consultants or independent contracts, (ii) any termination of the employment of any officer of the Company, (iii) any grant or establishment of, increase in or modification of any form of compensation or benefits (including any severance or equity or equity-linked awards) payable or to become payable by the Company to any of its directors, officers, employees, consultants or other service providers (other than increases in the base salaries of employees who are not officers in an amount that does not exceed 5% of such base salaries), including any increase or change pursuant to any Company Employee Plan, (iv) any advances, capital contributions to, or investments in, new loans or extension of existing loans to any Persons by the Company, (v) any entry into, adoption, termination or modification of any Company Employee Plan, or (vi) any acceleration of vesting of any equity or equity-linked awards or other similar benefits to any Person;

(f) the Company has not made any payment to, or entered into any Contract with, any director, officer, member, partner, employee or holder of any Membership Units or any Affiliate of the Company, except regular compensation and usual benefit payments made in the ordinary course of business consistent with past practice;

(g) the Company has not incurred, created or assumed any Encumbrance (other than a Permitted Encumbrance) on any of its assets or properties, any Liability for borrowed money or any Liability as guaranty or surety with respect to the obligations of any other Person;

(h) the Company has not paid, discharged, cancelled or waived any Encumbrance or Liability which was not shown on the Balance Sheet or incurred in the ordinary course of business consistent with past practice since the Balance Sheet Date;

(i) the Company has not incurred any Liability to its directors, officers or members (other than Liabilities to pay compensation or benefits in connection with services rendered in the ordinary course of business consistent with past practice);

(j) the Company has not deferred or failed to pay or otherwise satisfy any Liability in excess of $5,000 of the Company which is presently due and payable;

(k) the Company has not given any discount, accommodation or other concession to customers, in each case, outside the ordinary course of business consistent with past practice;

(l) the Company has not made any change in the manner in which it extends discounts, credits or warranties to customers or otherwise deals with its customers;

(m) there has been no damage, destruction or loss, whether or not covered by insurance, materially affecting the assets, properties or business of the Company;

(n) the Company has not sold, disposed of, transferred or licensed to any Person any rights to any Company Intellectual Property Assets other than in the ordinary course of business consistent with past practice, has not acquired or licensed from any Person any Intellectual Property Assets other than in the ordinary course of business consistent with past practice, and has not sold, disposed of, transferred or provided a copy of or access to the source code for the Software of the Company to any Person;

(o) the Company has not issued (or made any commitments to issue) additional securities;

(p) the Company has not incurred any Liability, other than an individual Liability incurred in the ordinary course of business consistent with past practice that does not exceed $50,000;

(q) the Company has not (i) made, changed or revoked any election in respect of Taxes, (ii) adopted or changed any accounting method in respect of Taxes, (iii) filed any amended Tax Return, (iv) entered into any Tax allocation agreement, Tax sharing agreement, Tax indemnity agreement, closing agreement, or settlement or compromise of any claim or assessment in respect of Taxes, (v) consented to the extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes with any Governmental Entity, or (vi) surrendered any right to claim a refund of Taxes;

(r) the Company has not failed to renew, canceled, or amended, any insurance policy;

(s) there has not been any change by the Company in accounting principles, practices or methods, which was not required by GAAP;

(t) there has not been any damage, destruction, or other casualty loss (whether or not covered by insurance) with respect to any assets of the Company;

(u) the Company has not agreed to any material changes, alterations or modifications to a premarket approval, clinical trial or other application or request pending with the FDA or any other Governmental Entity;

(v) the Company has not settled, released or forgiven any material claim or litigation (or waived any right thereto);

(w) the Company has not incurred any capital expenditures or any obligations or Liabilities in respect of capital expenditures in excess of $100,000 in the aggregate; and

(x) the Company has not taken any action reasonably likely to result in any of the foregoing.

2.9. No Undisclosed Liabilities. There are no Liabilities or obligations of the Company of any kind whatsoever, whether accrued, contingent, absolute, known or unknown, determined, determinable or otherwise, required by GAAP to be set forth in the Financial Statements, and there is no existing condition, situation or set of circumstances that would be reasonably expected to result in such a Liability or obligation, other than (a) those set forth or adequately provided for in the Balance Sheet included in the Financial Statements as of December 31, 2013 (the “Balance Sheet”), (b) those incurred in the conduct of the Company’s business since December 31, 2013 (the “Balance Sheet Date”) in the ordinary course, consistent with past practice and in amounts that are not material to the Company, and (c) as set forth on Schedule 2.7(b) of the Disclosure Letter.

2.10. Title to Property; Encumbrances.

(a) The Company has good and valid title to all of its tangible personal properties, and interests in tangible personal properties and tangible personal assets reflected on the Balance Sheet or acquired after the Balance Sheet Date (except properties and assets, or interests in properties and assets, sold or otherwise disposed of since the Balance Sheet Date in the ordinary course of business consistent with past practice), or, with respect to leased tangible properties and tangible assets, valid leasehold interests in such properties and assets which afford the Company valid leasehold possession of the properties and tangible assets that are the subject of such leases, in each case, free and clear of all Encumbrances, except (i) Permitted Encumbrances, and (ii) the rights of landlords or lessors under such leasehold interests.

(b) There are no events affecting any such property or assets pending or, to the Knowledge of the Company, threatened, which would reasonably be expected to materially detract from the value of, materially interfere with any present or intended use of or materially affect the marketability of any such property or assets.

(c) All leases of such real property and personal property are in good standing and are valid, binding and enforceable in accordance with their respective terms and there does not exist under any such lease any default or any event which with notice or lapse of time or both would constitute a default.

(d) The Company owns no plants, buildings or structures and has never owned any real property, nor is the Company party to any agreement to purchase or sell any real property. The equipment owned by the Company is in good operating condition and repair and has been maintained consistent with standards generally followed in the industry (giving due account to the age and length of use of same, ordinary wear and tear excepted) and are adequate and suitable for their present uses. There are no Persons occupying, or with a right to occupy any Facilities used by the Company other than the Company.

(e) The tangible property and tangible assets owned or leased by the Company, or which it otherwise has the right to use, constitute all of the tangible property and tangible assets used or held for use in connection with the business of the Company and is adequate to conduct such business as currently conducted.

2.11. Litigation; Investigations; Judgments. There are no claims or civil, criminal or administrative Proceedings pending or, to the Knowledge of the Company, threatened by or against the Company that would reasonably be expected, individually or in the aggregate, to be material to the Company. There are no ongoing material inquiries or investigations, material internal investigations pending, or to the Knowledge of the Company, threatened, in each case, by any Government Entity. There is no judgment, order or decree outstanding against the Company. There is no Contract, judgment, injunction, order or decree binding upon the Company which has or would reasonably be expected to have, whether before or after consummation of the Merger, the effect of prohibiting or impairing any current business practice of the Company, or the conduct of business by the Company as currently conducted.

2.12. Intellectual Property.

(a) Agreements. Schedule 2.12(a) of the Disclosure Letter contains a complete and accurate list and summary description, including any royalties paid or received by the Company, of all Contracts relating to the Intellectual Property Assets to which the Company is a party or by which the Company is bound, except for any license implied by the sale of a product and perpetual, paid-up licenses for commonly available Software with a value of less than $5,000 under which the Company is the licensee. There are no outstanding disputes or disagreements and, to the Knowledge of the Company, no disputes or disagreements are threatened with respect to any such agreement.

(b) Know-How Necessary for the Business. The Intellectual Property Assets are all those materially necessary for the operation of the Company’s business as they are currently operated. The Company is the owner of all right, title, and interest in and to each of the Intellectual Property Assets, free and clear of all Encumbrances, and has the right to use without payment to a third party all of the Intellectual Property Assets. Except as set forth in Schedule 2.12(b) of the Disclosure Letter, all former and current employees of the Company have executed written Contracts with the Company that assign to the Company all rights to any inventions, improvements, discoveries, or information relating to the Company’s business. No employee of the Company has entered into any Contract that restricts or limits in any way the scope or type of work in which the employee may be engaged or requires the employee to transfer, assign, or disclose information concerning his work to anyone other than to the Company.

(c) Patents.

(i) Schedule 2.12(c)(i) of the Disclosure Letter contains a complete and accurate list and summary description of all Patents. The Company is the owner of all right, title, and interest in and to each of the Patents, free and clear of all Encumbrances.

(ii) All of the issued Patents are currently in compliance with all Legal Requirements (including payment of filing, examination, and maintenance fees and proofs of working or use), are valid and enforceable, and are not subject to any maintenance fees or Taxes or actions falling due within ninety days after the Closing Date.

(iii) No Patent has been or is now involved in any interference, reissue, reexamination, or opposition Proceeding. To the Knowledge of the Company, there is no potentially interfering patent or patent application of any Person.

(iv) Except as set forth on Schedule 2.12(c)(iv) of the Disclosure Letter and to the Knowledge of the Company, no Patent is infringed or, to the Knowledge of the Company, has been challenged or threatened in any way. None of the Company Products manufactured and sold, nor any process or know-how used, by the Company or, to the Knowledge of the Company, any manufacturer of Company Products infringes or is alleged to infringe any patent or other proprietary right of any other Person.

(v) All products made, used, or sold under the Patents have been marked with the proper patent notice.

(d) Trademarks.

(i) Schedule 2.12(d)(i) of Disclosure Letter contains a complete and accurate list and summary description of all Marks. The Company is the owner of all right, title, and interest in and to each of the Marks, free and clear of all Encumbrances.

(ii) All Marks that have been registered with the United States Patent and Trademark Office are currently in compliance with all Legal Requirements (including the timely post-registration filing of affidavits of use and incontestability and renewal applications), are valid and enforceable, and are not subject to any maintenance fees or Taxes or actions falling due within ninety days after the Closing Date.

(iii) No Mark has been or is now involved in any opposition, invalidation, or cancellation and, to the Knowledge of the Company, no such action is threatened with the respect to any of the Marks.

(iv) To the Knowledge of the Company, there is no potentially interfering trademark or trademark application of any Person.

(v) To the Knowledge of the Company, no Mark is infringed or, to the Knowledge of the Company, has been challenged or threatened in any way. None of the Marks used by the Company infringes or is alleged to infringe any trade name, trademark, or service mark of any Person.

(vi) All products and materials containing a Mark bear the proper federal registration notice where permitted by Legal Requirement.

(e) Copyrights.

(i) Schedule 2.12(e)(i) of the Disclosure Letter contains a complete and accurate list and summary description of all Copyrights. The Company is the owner of all right, title, and interest in and to each of the Copyrights, free and clear of all Encumbrances.

(ii) All the Copyrights have been registered and are currently in compliance with all Legal Requirements, are valid and enforceable, and are not subject to any maintenance fees or taxes or actions falling due within ninety days after the date of Closing.

(iii) To the Knowledge of the Company, no Copyright is infringed or, to the Knowledge of the Company, has been challenged or threatened in any way. None of the subject matter of any of the Copyrights infringes or is alleged to infringe any copyright of any third party or is a derivative work based on the work of a third Person.

(iv) All works encompassed by the Copyrights have been marked with the proper copyright notice.

(f) Trade Secrets.

(i) With respect to each Trade Secret, the documentation relating to such Trade Secret is materially current, accurate, and sufficient in detail and content to identify and explain it and to allow its full and proper use without reliance on the knowledge or memory of any individual.

(ii) The Company has taken all reasonable precautions to protect the secrecy, confidentiality, and value of its Trade Secrets.

(iii) The Company has good title and an absolute (but not necessarily exclusive) right to use the Trade Secrets. The Trade Secrets are not part of the public knowledge or literature, and, to the Knowledge of the Company, have not been used, divulged, or appropriated either for the benefit of any Person (other than the Company) or to the detriment of the Company. No Trade Secret is subject to any adverse claim or has been challenged or threatened in any way.

(g) Sufficiency of Intellectual Property Assets. The Company Intellectual Property Assets together with any Third Party Intellectual Property Asset licensed to the Company constitute all of the Intellectual Property Assets necessary to operate the Company’s business as currently conducted. The Company has all rights in and to the Intellectual Property Assets necessary to operate the Company’s business as currently conducted. All use, distribution and provision of Company Products by or through the Company is in material compliance with all licenses applicable thereto. No Company Intellectual Property Asset will terminate or cease to be a valid right of the Company by reason of the execution and delivery of this Agreement by the Company, the performance of the Company of its obligations hereunder, or the consummation by the Company of the transactions contemplated by this Agreement.

2.13. Environmental Matters. (a) All Hazardous Materials and wastes of the Company have been disposed of in accordance in all material respects with all Environmental and Safety Laws; (b) the Company has not received any written notice of any noncompliance of the Facilities or its past or present operations with Environmental and Safety Laws; (c) no claims or Proceedings are pending or, to the Knowledge of the Company, threatened relating to an actual or alleged violation of any applicable Environmental and Safety Laws by the Company; (d) there have not been in the past, and are not now, any Hazardous Materials on, under or migrating to or from any of the Facilities or any Property; (e) there have not been in the past, and are not now, any underground tanks or underground improvements at, on or under any Property, including treatment or storage tanks, sumps, or water, gas or oil wells; (f) the Company is and has been in material compliance with all applicable Environmental and Safety Laws; (g)

the Company has not entered into any agreement that may require it to guarantee, reimburse, pledge, defend, hold harmless or indemnify any other Person with respect to liabilities arising under Environmental and Safety Laws; (h) the Company has made available to Acquiror all environmental assessments and audits in the Company’s possession relating to any real property owned, operated, controlled or leased by the Company at any time; and (i) there have not been in the past, and are not now, any events, conditions, circumstances, activities, practices, incidents, actions or plans which would reasonably be expected to give rise to any Liability, or otherwise form a reasonable and valid basis for any claim or Proceeding against the Company based on or related to the manufacture, processing, distribution, use, treatment, storage, disposal, transport, or handling, or the emission, discharge, release or threatened release into the environment, of any Hazardous Material.

2.14. Taxes.

(a) The Company has timely filed all Tax Returns required to be filed by it and has timely paid all Taxes that were due and payable by it (whether or not shown as due on any Tax Returns). All such Tax Returns were complete and accurate in all material respects and have been prepared in material compliance with all applicable Legal Requirements. The Company has delivered or made available to Acquiror correct and complete copies of all Tax Returns and all examination reports and statements of deficiencies assessed against or agreed to by the Company.

(b) The unpaid Taxes of the Company did not, as of the Balance Sheet Date, exceed the accruals and reserves for Taxes (excluding accruals and reserves for deferred Taxes established to reflect timing differences between acquired value and current accumulated depreciation and Tax income) set forth on the face of the Balance Sheet. Since the Balance Sheet Date, the Company has not incurred any Liability for Taxes outside the ordinary course of business or otherwise inconsistent with the past custom and practice of the Company.

(c) No deficiencies for Taxes with respect to the Company have been claimed, proposed or assessed by any Governmental Entity. There are no pending or, to the Knowledge of the Company, threatened audits, assessments or other actions for or relating to any Liability in respect of Taxes of the Company. There are no matters under discussion with any Governmental Entity, or to the Knowledge of the Company, with respect to Taxes that are likely to result in an additional Liability for Taxes with respect to the Company. No issues relating to Taxes of the Company were raised by the relevant Governmental Entity in any completed audit or examination that would reasonably be expected to result in a material amount of Taxes in a later Taxable period. The Company has not waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency, nor has any request been made in writing for any such extension or waiver. No power of attorney with respect to any Taxes has been executed or filed with any Governmental Entity. No claim has ever been made by a Governmental Entity in a jurisdiction where the Company does not file a Tax Return that the Company is or may be subject to taxation by that jurisdiction in respect of Taxes that would be covered by or the subject of such Tax Return. There are no Encumbrances for Taxes upon any property or asset of the Company (other than statutory Encumbrances for current Taxes not yet due and payable). The Company has not agreed to any extension of time for filing any Tax Return which has not been filed. The Company is not subject to any written ruling related to Taxes or any written agreement with a Governmental Entity relating to Taxes.

(d) The Company is not, and has never been, a party to or bound by any Tax sharing, Tax indemnity or Tax allocation agreement and the Company has no Liability or potential Liability to another Person under any such agreement, whether as a transferee or successor or otherwise.

(e) The Company has not participated in, and is not currently participating in, a “listed transaction” or a “reportable transaction” within the meaning of Section 6707A(c) of the Code or Treasury Regulation Section 1.6011-4(b), or any transaction requiring disclosure under a corresponding or similar provision of federal, state, local or foreign Tax law. If the Company has entered into any transaction such that, if the treatment claimed by it were to be disallowed, the transaction would constitute a substantial understatement of federal income Tax within the meaning of Section 6662 of the Code, then the Company believes that it has either (x) substantial authority for the Tax treatment of such transaction or (y) disclosed on its Tax Return the relevant facts affecting the Tax treatment of such transaction. The Company has not participated or does not plan to participate in any Tax amnesty program.

(f) The Company is not and has never been a member of any consolidated, affiliated, unitary or aggregate group for Tax. The Company has no Liability under Treasury Regulation Section 1.1502-6 (or any corresponding or similar provision of federal, state, local or foreign Tax law), as a transferee or successor, pursuant to any contractual obligation, as a result of any express or implied obligation to assume Liability for Taxes from, or indemnify, another Person, or otherwise for any Taxes of any Person or entity other than the Company.

(g) The Company has provided or made available to Acquiror all documentation relating to any Tax holidays or incentives applicable to the Company. The Company is in compliance with the requirements for any applicable Tax holidays or incentives and none of the Tax holidays or incentives will be jeopardized by the transaction contemplated in this Agreement.

(h) None of the assets of the Company constitutes a United States real property interest (as defined in Section 897(c) of the Code).

(i) The Company is and has always been treated as a partnership for United States federal and state income tax purposes. No entity classification election pursuant to Treasury Regulations Section 301.7701-3 has ever been filed with respect to the Company. Schedule 2.14(i) of the Disclosure Letter lists all Tax Returns required to be filed for the Company for the Pre-Closing Tax Period that are required to be filed after the Closing Date other than the Tax Returns addressed in Section 5.15(b)(ii).

(j) The Company has complied with all applicable Legal Requirements relating to the payment, reporting and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 1445 and 1446 of the Code or any corresponding or similar provision of federal, state, local or foreign Tax law), and have, within the time and in the manner prescribed by applicable Legal Requirements, withheld from amounts owed to any employee, consultant, independent contractor, unitholder or other third party and paid over to the proper Governmental Entities (or are properly holding for such timely payment) all amounts required to be so withheld and paid over under all applicable Legal Requirements.

(k) The Company is not a party to any joint venture, partnership, Contract or other arrangement that is treated as a partnership for federal, state, local or foreign Tax purposes.

(l) The Company has not engaged in a trade or business, had a permanent establishment (within the meaning of an applicable Tax treaty) or otherwise become subject to Tax jurisdiction in a country other than the United States.

2.15. Employee Benefit Plans and Employee Matters.

(a) Schedule 2.15(a) to the Disclosure Letter lists (i) all “employee benefit plans” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as

amended (“ERISA”), (ii) each outstanding loan to an employee or other service provider, (iii) all option, phantom equity, equity appreciation right and other equity-linked benefits or rights, vacation or paid-time-off, sabbatical, medical, dental, vision care, death, disability, employee relocation, employee assistance, cafeteria benefit (Section 125 of the Code), dependent care (Section 129 of the Code), life or accident insurance plans, policies, agreements, programs or arrangements, (iv) all bonus, commission, pension, profit sharing, savings, severance, salary continuation, retirement, termination, post-employment, retention, transaction, change in control, deferred compensation or incentive plans, policies, agreements, programs or arrangements, (v) all other fringe or employee benefit or employee compensation plans, policies, agreements, programs or arrangements, and (vi) all employment, change in control, executive compensation or severance plans, policies, agreements, programs or arrangements, in each case, written or otherwise, which is maintained, administered or contributed to by the Company, or any trade or business (whether or not incorporated) which is treated as a single employer with the Company within the meaning of Section 414(b), (c), (m) or (o) of the Code (each, an “ERISA Affiliate”) and covers any current or former employee, consultant, independent contractor or director of the Company, with respect to which the Company has or may have any Liability (actual or contingent), or as to which unsatisfied obligations of the Company remain (all of the foregoing described in clauses (i) through (vi), collectively, the “Company Employee Plans”).

(b) With respect to each Company Employee Plan, the Company has provided or made available to Acquiror a true, correct and complete copy, as applicable, of (i) the Company Employee Plan document (and written descriptions of all material terms of any plan that is not in writing), including all amendments thereto and all related documents (including trust documents, insurance policies or Contracts), (ii) the most recent summary plan description together with each summary of material modifications, (iii) the three most recent annual reports (Form 5500 and all schedules and financial statements attached thereto), (iv) the most recent financial statements, (v) all material correspondence from the past three years to or from any Governmental Entity relating thereto, and (vi) any material employee communications relating thereto. Except as provided in Schedule 2.15(b), no Company Employee Plan is subject to ERISA reporting requirements and no Company Employee Plan is intended to be qualified under Section 401(a) of the Code.

(c) The Company has no obligation to provide, and none of the Company Employee Plans promises or provides, retiree medical or other retiree health or welfare benefits to any Person other than as required under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”) or similar state Legal Requirement. There has been no “prohibited transaction” (within the meaning of Section 406 of ERISA or Section 4975 of the Code and not exempt under Section 408 of ERISA and regulatory guidance thereunder) with respect to any Company Employee Plan. Each Company Employee Plan has been administered in all material respects in accordance with its terms and in material compliance with the requirements prescribed by any and all Legal Requirements (including ERISA and the Code), and the Company and each ERISA Affiliate has performed all obligations required to be performed by it under, is not in default under or in violation of, and the Company has no Knowledge of any default or violation by any other party to, any of the Company Employee Plans. The Company and all ERISA Affiliates are not subject to any Liability or penalty under Sections 4976 through 4980 of the Code or Title I or title IV of ERISA with respect to any of the Company Employee Plans. All contributions required to be made by the Company or any ERISA Affiliate to any Company Employee Plan have been made on or before their due dates or, to the extent not yet due, have been adequately accrued on the Company Balance Sheet. Each Company Employee Plan can be amended, terminated or otherwise discontinued after the Closing without advance notice to employees, former employees or other participants in accordance with its terms and applicable Legal Requirements, without the Company incurring Liability (other than ordinary administrative expenses typically incurred in a termination event). No claim or Proceeding has been brought or is pending or, to the Knowledge of the Company, threatened, against or with respect to any such Company Employee Plan or the assets, fiduciaries or administrators thereof, including any audit, investigation or inquiry by the Internal Revenue Service, the Pension Benefit Guaranty Corporation or United States Department of Labor. With respect to each Company Employee Plan, to the Knowledge of the Company (i) no breaches of fiduciary duty or other failures to act or comply in connection with the administration or investment of the assets of such Company Employee Plan have occurred, and (ii) no Encumbrances have been imposed under the Code, ERISA or any other applicable Legal Requirement and no circumstance exists which would result in the imposition of any such Encumbrance. No excise tax would reasonably be expected to be imposed upon the Company under Chapter 43 of the Code. The Company has not made any filing in respect of any Company Employee Plan under the Employee Plans Compliance Resolution System or the Department of Labor Delinquent Filer Program and to the Knowledge of the Company no circumstance exists which would make any such filing advisable.

(d) With respect to each Company Employee Plan, the Company and each of its ERISA Affiliates are in compliance with (i) the applicable health care continuation and notice provisions of COBRA and the regulations (including proposed regulations) thereunder, (ii) the applicable requirements of the Family Medical and Leave Act of 1993 and the regulations (including proposed regulations) thereunder, (iii) the applicable requirements of the Health Insurance Portability and Accountability Act of 1996 and the regulations (including proposed regulations) thereunder, (iv) the applicable requirements of the Americans with Disabilities Act of 1990, as amended and the regulations (including proposed regulations) thereunder, (v) the Age Discrimination in Employment Act of 1967, as amended, (vi) the applicable requirements of the Women’s Health and Cancer Rights Act of 1998 and the regulations (including proposed regulations) thereunder, (vii) the applicable requirements of the Patient Protection and Affordable Care Act of 2010, as amended, and (viii) all other Legal Requirements. No Company Employee Plan is a voluntary employee benefit association under Section 501(a)(9) of the Code. The obligations of all Company Employee Plans that provide health, welfare or similar insurance are fully insured by bona fide third-party insurers. No Company Employee Plan is maintained through a human resources and benefits outsourcing entity, professional employer organization, or other similar vendor or provider.

(e) No Company Employee Plan is, and neither the Company or any current or former ERISA Affiliate maintains, sponsors, participates in, has Liability (whether contingent or actual) under, or contributes to, or has ever maintained, established, sponsored, participated in, had Liability (whether contingent or actual) under, or contributed to, (i) a pension plan (within the meaning of Section 3(2) of ERISA) which is subject to Part 3 of Subtitle B of Title I of ERISA, Title IV of ERISA or Section 412 of the Code, (ii) a multiple employer welfare arrangement (within the meaning of Section 3(40) of ERISA, (iii) a “multiemployer plan” as such term is defined in Section 3(37) of ERISA or (iv) an “multiple employer plan” as such term is defined in Section 413(c) of the Code.

(f) No Company Employee Plan or other compensation and benefit plan that is maintained or contributed to by the Company is subject to the Legal Requirements of any jurisdiction outside of the United States.

(g) Except as set forth on Schedule 2.15(g) to the Disclosure Letter, none of the execution and delivery of this Agreement, the consummation of the Merger or any other transaction contemplated hereby, either alone or in combination with any other event, whether contingent or otherwise (including any termination of employment or service as a consequence thereof), will (i) result in any payment (including severance, bonus or otherwise) becoming due to any Person, (ii) increase or otherwise enhance any benefits payable by the Company, (iii) result in the acceleration of the time of payment or vesting of any such compensation or benefits, (iv) increase the amount of compensation due to any Person, or (v) result in the forgiveness in whole or in part of any outstanding loans made by the Company to any Person.

(h) The Company is, and has at all times been, in compliance with all applicable Legal Requirements respecting employment, discrimination in employment, terms and conditions of employment, worker classification (including the proper classification of workers as employees, independent contractors and consultants), wages, hours and occupational safety and health and employment practices, including the Immigration Reform and Control Act, and is not engaged in any unfair labor practice. The Company is not a party to, or otherwise bound by, any consent decree with, or citation by, any Governmental Entity relating to employees or employment practices. The Company and has made, and is current, with all employment, payroll and similar Tax filing requirements. The Company has withheld or caused to be withheld all amounts required by Legal Requirement or by agreement to be withheld from the wages, salaries, and other payments to employees and other service providers; and is not liable for any arrears of wages, compensation, Taxes, penalties or other sums for failure to comply with any of the foregoing. Except as set forth on Schedule 2.15(h) to the Disclosure Letter, the Company has paid in full to all employees, independent contractors and consultants, or adequately accrued, all wages, salaries, commissions, bonuses, benefits and other compensation due and payable to or on behalf of such employees, independent contractors and consultants. There is no claim or investigation with respect to payment of wages, salary or overtime pay that has been asserted or is now pending or, to the Knowledge of the Company, threatened before any Governmental Entity with respect to any Persons currently or formerly employed by the Company. The Company is not liable for any payment to any trust or other fund or to any Governmental Entity, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the normal course of business and consistently with past practice). There are no pending claims against or material Liabilities, whether contingent or absolute, of the Company under any workers compensation plan or policy or for long term disability. The Company has no obligations under COBRA with respect to any former employees or qualifying beneficiaries thereunder. There are no controversies pending or, to the Knowledge of the Company, threatened between the Company and any of their respective employees, which controversies have or would reasonably be expected to result in a claim or Proceeding before or by any Governmental Entity.

(i) The Company has no obligation to pay any amount or provide any benefit to any former employee or other former service provider, other than such obligations for which the Company has established a reserve for such amount on the Balance Sheet.

(j) The Company is not and has not ever been a party to or bound by any collective bargaining agreement or other labor union Contract, no collective bargaining agreement is being negotiated by the Company and the Company has no duty to bargain with any labor organization. There is no pending demand for recognition or any other written request or demand from a labor organization for representative status with respect to any Person employed by the Company. The Company has no Knowledge of any activities or Proceedings of any labor union or to organize its employees. There is no labor dispute, strike or work stoppage against the Company pending or, to the Knowledge of the Company, threatened, nor have any such labor disputes, strikes or work stoppages occurred during the three years prior to the Agreement Date. Neither the Company nor any of their respective representatives or employees have committed any unfair labor practice in connection with the operation of the business of the Company, and there is no unfair labor practice charge or any complaint, grievance, claim or judicial or administrative Proceeding against the Company by the National Labor Relations Board or any comparable Governmental Entity pending or, to the Knowledge of the Company, threatened by or on behalf of any employees. No employee of the Company has been dismissed in the last 12 month period.

(k) To the Knowledge of the Company, no employee of the Company is in violation of any term of any employment agreement, patent disclosure agreement, non-competition agreement, or any restrictive covenant to a former employer relating to the right of any such employee to be employed by the Company because of the nature of the business conducted by the Company or to the use of trade secrets or proprietary information of others. No employee of the Company has notified the Company, orally or in writing, nor does the Company otherwise have Knowledge, that any such employee intends to terminate his or her employment with the Company. The employment of each of the employees of the Company is “at will” and the Company does not have any obligation to provide any particular form or period of notice prior to terminating the employment of any of its employees. As of the Agreement Date, the Company has not, and no other Person has, other than offers of employment or representations made by Acquiror or Acquiror’s representatives, (i) entered into any Contract that obligates or purports to obligate Acquiror to make an offer of employment to any present or former employee or other service provider of the Company, and/or (ii) promised or otherwise provided any assurances (contingent or otherwise) to any present or former employee or other service provider of the Company of any terms or conditions of employment with Acquiror following the Closing.

(l) Schedule 2.15(l) of the Disclosure Letter contains a true, correct and complete list of the names, positions, hire dates, current annual salary or hourly wage rate, as applicable, bonus opportunity for the prior and current fiscal year and the most recently completed fiscal year, fringe benefits, severance rights and other compensation, status as exempt/non-exempt, accrued vacation and paid-time-off, and leave status of all officers, directors, and employees of the Company. The Company, and its ERISA Affiliates do not employ any individual outside of the United States.

(m) Schedule 2.15(m) of the Disclosure Letter contains a true, correct and complete list of all of its current consultants and board members and for each the initial date of the engagement, and whether the engagement has been terminated by written notice by either party. The Company has properly classified all of its service providers as either employees or independent contractors and as exempt or non-exempt for all purposes and has made all appropriate filings in connection with services provided by, and compensation paid to, such service providers.

(n) There are no performance improvement or disciplinary actions contemplated or pending against any of the Company’s current employees.

(o) The Company is in compliance in all respects with the Worker Adjustment Retraining Notification Act of 1988, as amended (“WARN Act”), and any similar state or local Legal Requirement. In the three years preceding the date of this Agreement, (i) the Company has not effectuated a “plant closing” (as defined in the WARN Act) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of its business; (ii) there has not occurred a “mass layoff” (as defined in the WARN Act) affecting any site of employment or facility of the Company; and (iii) the Company has not been affected by any transaction or engaged in layoffs or employment terminations sufficient in number to trigger application of any similar applicable Legal Requirement. The Company has not caused any of its employees to suffer an “employment loss” (as defined in the WARN Act) during the 90 day period prior to the Agreement Date.

(p) There is no agreement, plan, arrangement or other Contract covering any current or former employee or other service provider of the Company, or ERISA Affiliate to which the Company is a party or by which the Company is bound that, considered individually or considered collectively with any other such agreements, plans, arrangements or other Contracts, will, or would reasonably be expected to, as a result of the transactions contemplated hereby (whether alone or in connection with any additional or subsequent event, contingent or otherwise), give rise directly or indirectly to the payment of any amount that would be non-deductible under Section 162 of the Code (or any corresponding or similar provision of state, local or foreign Tax law) or that would be characterized as a “parachute payment” within the meaning of Section 280G of the Code (or any corresponding or similar provision of state, local or foreign Tax law).

(q) Schedule 2.15(q) to the Disclosure Letter lists all “nonqualified deferred compensation plans” (within the meaning of Section 409A of the Code) maintained or sponsored by the Company or to which the Company is a party. Each such nonqualified deferred compensation plan has complied and continues to comply in form and operation with the requirements of Section 409A of the Code and the guidance thereunder. No compensation from the Company has been or would reasonably be expected to be includable in the gross income of any Person pursuant to Section 409A of the Code as a result of the operation of Section 409A of the Code.

2.16. Interested Party Transactions. Except as set forth on Schedule 2.16 to the Disclosure Letter, none of the officers, directors, employees or members of the Company, nor any immediate family member of an officer, director, employee or member of the Company has or has previously had any direct or indirect ownership, participation, royalty or other interest in, or is an officer, director, employee, members of or consultant or contractor for any firm, partnership, entity or corporation that competes with, or does business with, or has any contractual arrangement with, the Company. Except as set forth on Schedule 2.16 to the Disclosure Letter, none of the officers, directors, employees or members of the Company, nor any immediate family member of an officer, director, employee or member of the Company (a) is or previously was a party to or otherwise interested in, any Material Contract to which the Company is or previously was a party or by which the Company or any of its assets or properties are or were bound or affected, except for normal compensation for services as an officer, director, member or employee thereof and indemnification agreements for directors, (b) has or previously has had any material claim, charge, action or cause of action against the Company, except for claims for reasonable unreimbursed travel or entertainment expenses, accrued vacation pay or accrued salary and bonus or accrued benefits under the Company Employee Plans existing on the Agreement Date or (c) owes or previously owed any money to the Company.

2.17. Insurance.

(a) The Company maintains insurance policies covering the assets, business, equipment, properties, operations, employees, directors and officers, and product warranty and liability claims, and such other forms of insurance in such amounts, with such deductibles and against such risks and losses as are reasonable for the business and assets of the Company. Schedule 2.17 to the Disclosure Letter contains a true and complete list of all Company insurance policies and bonds currently in effect. The Company has provided or made available to Acquiror true, correct and complete copies of all such policies of insurance and bonds set forth on Schedule 2.17 to the Disclosure Letter.

(b) There is no claim pending as of the Agreement Date under any of such policies or bonds. All premiums due and payable under all such policies and bonds have been timely paid and the Company is otherwise in compliance with the terms of such policies and bonds. All such policies and bonds remain in full force and effect, and the Company has no Knowledge of any threatened termination of, or material premium increase with respect to, any of such policies. The insurance coverage provided by the policies and bonds described in Schedule 2.17 to the Disclosure Letter will not terminate or lapse by reason of any of the consummation of the transactions contemplated by this Agreement. Such policies are sufficient for the compliance with all Legal Requirements in all material respects and all Material Contracts relating to the Company.

2.18. Data Protection. The Company has taken commercially reasonable administrative, technical and physical measures to ensure that personally identifiable information is protected against loss, damage, and unauthorized access, use, modification, or other misuse. There has been no material loss, damage, or unauthorized access, use, modification, or other misuse of any personally identifiable information maintained by or on behalf of the Company, and no Person (including any Governmental Entity) has made any claim or commenced any Proceeding with respect to loss, damage, or unauthorized access, use, modification, or other misuse of any such information, and there is no reasonable basis for any such claim or Proceeding.

2.19. Suppliers; Customers and Distributors.

(a) Suppliers. Schedule 2.19(a) of the Disclosure Letter sets forth a complete and correct list of the ten largest suppliers to the Company for the fiscal year of the Company ended December 31, 2012, as measured by dollar amounts purchased from such suppliers (the “Suppliers”).

(b) Customers. Schedule 2.19(b) of the Disclosure Letter sets forth a complete and correct list of the twenty largest customers (including hospitals and group purchasing organizations) to whom the Company has sold Company Products for the fiscal year of Company ended December 31, 2012, as measured by net revenues to the Company (the “Customers”).

(c) Distributors. Schedule 2.19(c) of the Disclosure Letter sets forth a complete and correct list of the twenty largest distributors and sales representatives through which the Company distributed Company Products during the fiscal year of the Company ended December 31, 2012, as measured by net revenues to the Company (the “Distributors”).

(d) As of the date hereof, the Company has not received any written notice, letter, written complaint or other written communication from any Supplier, Customer or Distributor to the effect that it (i) has changed, modified, amended or reduced, or is reasonably likely to change, modify, amend, terminate or reduce, its business relationship with the Company, or (ii) will fail to perform, or is reasonably likely to fail to perform, its obligations under any Contract with the Company.

(e) The Company has not entered into any Contract under which the Company is restricted from selling, licensing or otherwise distributing any Company Products to any class of customers, in any geographic area, during any period of time or in any segment of the market other than commercially customary territorial grants granted to distributors.

(f) There is no purchase commitment that provides that any supplier shall be the exclusive supplier of the Company. There is no purchase commitment requiring the Company to purchase the entire output of any supplier.

2.20. Bank Accounts; Powers of Attorney. Schedule 2.20 to the Disclosure Letter sets forth a true and complete list showing: (a) the name and location of each bank in which the Company has an account, credit line or safety deposit box and the names of all Persons authorized to draw thereon or, with respect to safety deposit boxes, that have access thereto; or (b) the names of all Persons, if any, holding powers of attorney from the Company and a summary statement of the terms thereof.

2.21. Finders’ Fees. Except as set forth in Schedule 2.21 to the Disclosure Letter, the Company is not obligated for the payment of any fees or expenses of any investment banker, broker, financial advisor, finder or similar party in connection with the origin, negotiation or execution of this Agreement, any of the other agreements contemplated hereby to which the Company is or will be a party, or in connection with the Merger or any other transaction contemplated by this Agreement by reason of any act taken on behalf of the Company.

ARTICLE III.

REPRESENTATIONS AND WARRANTIES OF ACQUIROR AND SUB

Acquiror and Sub represent and warrant to the Company as follows:

3.1. Organization and Standing. Acquiror is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Sub is a limited liability company duly formed, validly existing and in good standing under the laws of the State of Utah.

3.2. Authority and Enforceability. Each of Acquiror and Sub has all requisite corporate or limited liability company power, as applicable, and authority to enter into this Agreement, each of the other agreements contemplated hereby to which Acquiror or Sub is or will be a party and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement, each of the other agreements contemplated hereby to which Acquiror or Sub is or will be a party and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate or limited liability company action, as applicable, on the part of Acquiror and Sub. This Agreement has been duly executed and delivered by each of Acquiror and Sub and constitutes the valid and binding obligation of Acquiror and Sub enforceable against Acquiror and Sub, respectively, in accordance with its terms, and each other agreement contemplated hereby to which Acquiror or Sub is or will be a party, after being duly executed and delivered by Acquiror or Sub, as applicable, will constitute a valid and binding obligation of Acquiror or Sub, as applicable, enforceable against Acquiror or Sub in accordance with its terms, in each case subject only to the effect, if any, of (a) bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium or other similar Legal Requirements relating to or affecting the rights or remedies of creditors, or (b) general principles of equity, whether considered in a Proceeding in equity or at law (including the possible unavailability of specific performance or injunctive relief).

3.3. Non-Contravention. The execution and delivery of this Agreement by Acquiror and Sub does not, the execution and delivery of each of the other agreements contemplated hereby to which Acquiror or Sub is or will be a party does not, the consummation of the transactions contemplated hereby and thereby will not, and the performance by Acquiror and Sub of their respective obligations hereunder and thereunder does not and will not conflict with, or result in any violation of or default under any provision of the Certificate of Incorporation or Bylaws of Acquiror or Articles of Organization or Operating Agreement of Sub, in each case as amended to date, or any material Legal Requirements applicable to Acquiror or Sub or to any of their respective material properties or assets, as applicable.

3.4. Government Consent. No Approval of any Governmental Entity is required by or with respect to Acquiror or Sub in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby, except for: (a) the filing of the Articles of Merger, as provided in Section 1.5; and (b) such other consents, authorizations, filings, Approvals, notices and registrations which, if not obtained or made, would not be material to Acquiror’s or Sub’s ability to consummate the Merger or to perform their respective obligations under this Agreement.

3.5. Financing. Acquiror has, or has available to it, sufficient funds to consummate the Merger and the other transactions contemplated by this Agreement.

3.6. No Prior Sub Operations. Sub was formed solely for the purpose of effecting the Merger and the other transactions contemplated by this Agreement and has not engaged in any business activities or conducted any operations other than in connection with the transactions contemplated hereby.

ARTICLE IV.

CONDUCT PRIOR TO THE CLOSING

4.1. Conduct of Business of the Company. During the period from the Agreement Date and continuing until the earlier of the termination of this Agreement or the Effective Time (the “Pre-Closing Period”):

(a) the Company shall conduct its business in the ordinary course in substantially the same manner as conducted prior to the Agreement Date (except to the extent expressly provided otherwise in this Agreement) or as otherwise approved by Acquiror in writing and in compliance with all applicable Legal Requirements;

(b) the Company shall (i) pay all its debt and Taxes when due, (ii) pay or perform its other obligations when due, (iii) use commercially reasonable efforts consistent with past practice and policies to collect accounts receivable when due and not extend credit, (iv) sell Company Products consistent with past practices, and (v) use commercially reasonable efforts consistent with past practice and policies to preserve intact its present business organizations, keep available the services of its present officers and key employees and preserve its relationships with customers, consultants, advisors, manufacturers, suppliers, distributors, licensors, licensees and other Persons having business relationships with the Company; and

(c) the Company shall promptly notify Acquiror of any change, occurrence or event not in the ordinary course of its business, or of any change, occurrence or event which, individually or in the aggregate, would reasonably be expected to cause any of the conditions to Closing set forth in Article VI not to be satisfied.

4.2. Restrictions on Conduct of Business of the Company. Without limiting the generality or effect of the provisions of Section 4.1, and except as set forth on Schedule 4.2, during the Pre-Closing Period, the Company shall not do or cause any of the following (except to the extent expressly provided otherwise in this Agreement):

(a) Organizational Documents. Cause or permit any amendments to the Organizational Documents or effect or become a party to any merger, consolidation, share exchange, business combination, recapitalization, or similar transaction;

(b) Dividends; Changes in Membership Units. Declare or pay any dividends on or make any other distributions (whether in cash, stock, membership interests or property) in respect of any of the Membership Units, or split, combine or reclassify any of the Membership Units or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for the Membership Units, or repurchase or otherwise acquire, directly or indirectly, any Membership Units;

(c) Material Contracts. Enter into any Contract that would constitute a Material Contract or a Contract requiring a novation or consent in connection with the Merger, or violate, terminate, amend, or otherwise modify (including by entering into a new Contract with such party or otherwise) or waive any of the terms of any of its Material Contracts;

(d) Issuance of Securities. Issue, deliver or sell or authorize or propose the issuance, delivery or sale of, or purchase or propose the purchase of, any Membership Units or securities convertible into, or subscriptions, rights, warrants or options to acquire, or other Contracts of any character obligating it to issue any such Membership Units or other convertible securities.

(e) Employee Matters. (i) Hire any officers or other employees, or any consultants or independent contractors, (ii) terminate the employment, change the title, office or position, or materially reduce the responsibilities of any officer of the Company, (iii) enter into, adopt, terminate or amend any Company Employee Plan, (iv) grant or establish or, increase or modify any form of compensation or benefits (including any severance or equity or equity-linked awards) payable or to become payable by the Company to any of its directors, officers, employees, consultants or other service providers (other than increases in the base salaries of employees who are not officers in an amount that does not exceed 5% of such base salaries), including any increase or change pursuant to any Company Employee Plan, (v) extend any new loans or permit the extension of any existing loans to any Persons, or (vi) accelerate the vesting of any equity or equity-linked awards or other similar benefits to any Person;

(f) Loans and Investments. Make any loans or advances to, or any investments in or capital contributions to, any Person or form any Subsidiary, or forgive or discharge in whole or in part any outstanding loans or advances; provided, however, that the Company may make advances to employees in connection with Company-related travel expenses in the ordinary course of business consistent with past practice;

(g) Intellectual Property. Abandon, encumber, convey title (in whole or in part), exclusively license or grant any right or other licenses to Company Intellectual Property Assets;

(h) Acquisitions. Acquire any material assets or a license therefor, other than in the ordinary course of business consistent with past practice, or make any capital expenditures, or incur any obligations or liabilities in connection therewith, except pursuant to existing Contracts or that, in the aggregate, would not exceed $50,000 during any fiscal quarter;

(i) Dispositions. Sell, lease, license or otherwise dispose of or encumber (other than Permitted Encumbrances) any of its material properties or assets, other than sales and nonexclusive licenses of Company Products in the ordinary course of business consistent with past practice, or enter into any Contract with respect to the foregoing;

(j) Indebtedness. Incur any indebtedness for borrowed money or guarantee any such indebtedness or issue or sell any debt securities or guarantee any debt securities of others;

(k) Insurance. Materially change the amount of any insurance coverage;

(l) Lawsuits; Settlements. (i) Commence a Proceeding, (ii) waive, release, grant, or transfer any right of material value other than in the ordinary course of business consistent with past practice or (iii) settle or agree to settle any pending or threatened claim or Proceeding in any manner that is materially adverse to the Company;

(m) Taxes. Make or change any election in respect of Taxes, adopt or change any accounting method in respect of Taxes, amend any Tax Return, enter into any Tax sharing or similar agreement or closing agreement, settle any claim or assessment in respect of Taxes, consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes or surrender or forego any right to claim a refund of Taxes;

(n) Accounting. Change financial and tax accounting methods or practices (including any change in depreciation or amortization policies) or revalue any of its assets (including writing down the value of inventory or writing off notes or accounts receivable otherwise than in the ordinary course of business consistent with past practice), except in each case as required by changes in GAAP as concurred with its independent accountants and after notice to Acquiror;

(o) Real Property. Enter into any agreement for the purchase, sale or lease of any real property;

(p) Other. Take or agree in writing or otherwise to take, any of the actions described in clauses (a) through (o) in this Section 4.2.

ARTICLE V.

ADDITIONAL AGREEMENTS

5.1. Member Approval. As promptly as practicable, and in no event later than five Business Days after the date of this Agreement, the Company shall prepare and deliver an information statement (the “Information Statement”) to each Company Holder setting forth the material terms of the Merger, including a copy of this Agreement. The parties hereby agree to cooperate with each other in preparing the Information Statement. Without limiting the generality of the foregoing, nothing shall be contained in the Information Statement or any related materials with respect to any party unless approved by such party, which approval shall not be unreasonably withheld. The Company will cause the Information Statement to be delivered to the Company Holders as promptly as practicable, and use its commercially reasonable efforts to obtain Company Member Approval as promptly as practicable.

5.2. No Solicitation.

(a) During the Pre-Closing Period, the Company will not, nor will it authorize or permit any of its officers, directors, Affiliates, members or employees or any investment banker, attorney or other advisor or representative retained by the Company (all of the foregoing collectively being the “Company Representatives”) to, directly or indirectly, (i) solicit, initiate, seek, knowingly encourage, facilitate, support or induce the making, submission or announcement of any inquiry, expression of interest, proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal, (ii) enter into, participate in, maintain or continue any communications (except solely to provide notice as to the existence of these provisions) or negotiations regarding, or deliver or make available to any Person any non-public information with respect to, or take any other action similar to the foregoing regarding, any inquiry, expression of interest, proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal, (iii) agree to, accept, approve, endorse or recommend (or publicly propose or announce any intention or desire to agree to, accept, approve, endorse or recommend) any Acquisition Proposal, (iv) enter into any letter of intent or any other Contract contemplating or otherwise relating to any Acquisition Proposal, or (v) submit any Acquisition Proposal to the vote of any Company Member. The Company will immediately cease and cause to be terminated any and all existing activities, discussions or negotiations with any Persons conducted prior to or on the Agreement Date with respect to any Acquisition Proposal. If any Company Representatives, whether in his or her capacity as such or in any other capacity, takes any action that the Company is obligated pursuant to this Section 5.2 to cause such Company Representatives not to take, then the Company shall be deemed for all purposes of this Agreement to have breached this Section 5.2.

(b) The Company shall promptly, and in any event within one (1) Business Day, notify Acquiror orally and in writing after receipt by the Company (or, to the Knowledge of the Company, by any of the Company Representatives), of (i) any Acquisition Proposal, (ii) any inquiry, expression of interest, proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal, (iii) any other written notice that any Person is considering making an Acquisition Proposal, or (iv) any request for nonpublic information relating to the Company or for access to any of the properties, books or records of the Company by any Person or Persons other than Acquiror. Such notice shall describe (x) the material terms and conditions of such Acquisition Proposal, inquiry, expression of interest, proposal, offer, notice or request, and (y) the identity of the Person or Group making any such

Acquisition Proposal, inquiry, expression of interest, proposal, offer, notice or request. The Company shall keep Acquiror fully informed of the status and details of, and any modification to, any such inquiry, expression of interest, proposal or offer and any correspondence or communications related thereto and shall provide to Acquiror a true, correct and complete copy of such inquiry, expression of interest, proposal or offer and any amendments, correspondence and communications related thereto, if it is in writing, or a reasonable written summary thereof, if it is not in writing. The Company shall provide Acquiror with 48 hours prior notice (or such lesser prior notice as is provided to the members of the Company Board or the Managers, as applicable) of any meeting of the Company Board or Managers, as applicable, at which the Company Board or the Managers, as applicable, are reasonably expected to discuss any Acquisition Proposal.

5.3. Confidentiality; Public Disclosure.

(a) The parties hereto acknowledge that Acquiror and the Company previously executed that certain Mutual Nondisclosure Agreement (the “Nondisclosure Agreement”), which shall continue in full force and effect in accordance with its terms. The parties further acknowledge and agree that the existence and substance of this Agreement, the Disclosure Letter, the Baseline Revenue and the documents and instruments contemplated hereby and thereby, shall constitute “Confidential Information” under and within the meaning of the Nondisclosure Agreement.

(b) The Company shall not, and the Company shall cause each Company Representative not to, directly or indirectly, issue any press release or other public statement relating to the terms of this Agreement or the transactions contemplated hereby or use Acquiror’s name or refer to Acquiror directly or indirectly in connection with Acquiror’s relationship with the Company in any media interview, advertisement, news release, press release or professional or trade publication, or in any print media, whether or not in response to an inquiry, without the prior written approval of Acquiror, unless required by Legal Requirements (in which event a satisfactory opinion of counsel to that effect shall be first delivered to Acquiror prior to any such disclosure). Notwithstanding anything herein or in the Nondisclosure Agreement, Acquiror may issue such press releases or make such other public statements regarding this Agreement or the transactions contemplated hereby as Acquiror may, in its reasonable discretion, determine; provided that, Acquiror shall consult with the Company prior to issuing or causing the publication of any press release or other public statements prior to the Closing regarding this Agreement or the transactions contemplated hereby and shall give the Company reasonable opportunity to review such press release or other public statement.

5.4. Regulatory Approvals.

(a) The Company shall promptly execute and file, or join in the execution and filing of, any application, notification or other document that is necessary in order to obtain the authorization, Approval or consent of any Governmental Entity, whether federal, state, local or foreign, which may be reasonably required in connection with the consummation of the Merger and the other transactions contemplated by this Agreement. The Company shall use commercially reasonable efforts to obtain, and to cooperate with Acquiror to promptly obtain, all such authorizations, Approvals and consents and shall pay any associated filing fees payable by the Company with respect to such authorizations, Approvals and consents. The Company shall promptly inform Acquiror of any material communication between the Company and any Governmental Entity regarding any of the transactions contemplated hereby. If the Company or any Affiliate of the Company receives any formal or informal request for supplemental information or documentary material from any Governmental Entity with respect to the transactions contemplated hereby, then the Company shall make, or cause to be made, as soon as reasonably practicable, a response in compliance with such request. The Company shall direct, in its sole discretion, the making of such response, but shall consider in good faith the views of Acquiror.

(b) Acquiror shall promptly execute and file, or join in the execution and filing of, any application, notification or other document that may be necessary in order to obtain the authorization, Approval or consent of any Governmental Entity, whether foreign, federal, state, local or municipal, which may be reasonably required in connection with the consummation of the Merger and the other transactions contemplated by this Agreement. Acquiror shall use commercially reasonable efforts to obtain all such authorizations, Approvals and consents and shall pay any associated filing fees payable by Acquiror with respect to such authorizations, Approvals and consents. Acquiror shall promptly inform the Company of any material communication between Acquiror and any Governmental Entity regarding any of the transactions contemplated hereby. If Acquiror or any Affiliate of Acquiror receives any formal or informal request for supplemental information or documentary material from any Governmental Entity with respect to the transactions contemplated hereby, then Acquiror shall make, or cause to be made, as soon as reasonably practicable, a response in compliance with such request. Acquiror shall direct, in its sole discretion, the making of such response, but shall consider in good faith the views of the Company.

5.5. Reasonable Efforts. Each of the parties hereto agrees to use its commercially reasonable efforts, and to cooperate with each other party hereto, to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, appropriate or desirable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other transactions contemplated hereby, and including to execute and deliver such other instruments and do and perform such other acts and things as may be necessary or reasonably desirable to cause the closing conditions set forth in Article VI to be satisfied and for effecting completely the consummation of the Merger and the other transactions contemplated hereby.

5.6. Third Party Consents; Notices. The Company shall use commercially reasonable efforts to obtain prior to the Closing, and to deliver to Acquiror at or prior to the Closing, all consents, waivers, amendments, terminations and approvals listed or described on Schedules 1.4(b)(xv).

5.7. Litigation. The Company will (a) notify Acquiror in writing promptly after learning of any claim or Proceeding by or before any Governmental Entity or arbitrator initiated by or against it, or to the Knowledge of the Company threatened against the Company or its Affiliates in their capacity as such (a “New Litigation Claim”), (b) notify Acquiror of ongoing material developments in any New Litigation Claim, and (c) consult in good faith with Acquiror regarding the conduct of the defense of any New Litigation Claim; provided, however, that any obligations under this Section 5.7 shall be limited to the extent required to preserve attorney-client privilege.

5.8. Access to Information.

(a) During the Pre-Closing Period, (i) the Company shall afford Acquiror and its accountants, counsel and other representatives, upon reasonable notice, access during business hours to (A) all of the properties, books, Contracts, employees and records of the Company, and (B) all other information concerning the business, properties and personnel of the Company as Acquiror may reasonably request, and (ii) the Company shall provide to Acquiror and its accountants, counsel and other representatives correct copies of (A) internal financial statements of the Company, (B) Tax Returns, Tax elections and all other records and workpapers relating to Taxes of the Company, and (C) records for any Taxes paid to foreign Tax Authorities by the Company.

(b) Subject to compliance with applicable Legal Requirements during the Pre-Closing Period, the Company shall confer from time to time as requested by Acquiror with one or more representatives of Acquiror to discuss any material changes or developments in the operational matters of the Company and the general status of the ongoing operations of the Company.

5.9. Consideration Spreadsheet. The Company shall prepare and deliver to Acquiror, at or prior to the Closing, a spreadsheet (the “Consideration Spreadsheet”), in the form attached as Exhibit G, certified on behalf of the Company by the Chief Executive Officer and President of the Company, which spreadsheet shall be dated as of the Closing Date and shall set forth all of the following information (in addition to the other required data and information specified therein), as of the Closing Date and immediately prior to the Effective Time: (a) the calculation of the Indemnification Escrow Amount, Fully Diluted Interests Number, Initial Consideration, Total Consideration, Initial Per Unit Amount, Milestone Per Unit Amount and number of outstanding Membership Units of the Company as of the most practicable date and (b) for each Company Holder: (1) name, address, taxpayer identification number and employee or former employee status of such Person as reflected in the records of the Company; (2) the number of Membership Units and Series A Preferred Units held by such Person as of immediately prior to the Closing and, if in certificated form, the respective certificate numbers where applicable; (3) the amount of cash issuable as Initial Consideration to such Person in exchange for the Membership Units and Series A Preferred Units held by such Person; (4) the amount of cash, if any, issuable as Milestone Payments to such Person in exchange for the Membership Units held by such Person (including the amount of cash required to be deducted and withheld from such Person for Taxes); (5) the Initial Consideration issuable to such Person as a percentage of the Initial Consideration; (6) the Milestone Payments issuable to such Person as a percentage of Milestone Payments; (7) the Escrow Pro Rata Share (as a percentage interest) of such Person; (8) the Escrow Pro Rata Share of such Person in the Indemnification Escrow Amount (in dollar terms); (9) any information or other documentation that Acquiror is obligated to use commercially reasonable efforts to cause the Company Holders’ Agent to deliver or cause to be delivered to the Paying Agent pursuant to the Paying Agent Agreement; and (10) such other information relevant thereto or which Acquiror may reasonably request as of the date that is three (3) Business Days prior to the Closing Date.

5.10. Expenses. For the avoidance of doubt, whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expense.

5.11. Employees.

(a) Acquiror agrees that each employee of the Company will remain employed with the Company following the Effective Time (each, a “Continuing Employee”) will be provided with (i) a base salary or hourly wage rate, as applicable, that is no less than the base salary or hourly wage rate, as applicable, provided to such Continuing Employee immediately prior to the Effective Time, and (ii) “employee welfare benefits” (within the meaning of Section 3(1) of ERISA) (excluding equity compensation or benefits) that are no less favorable, in the aggregate, than the employee welfare benefits that are provided to similarly situated (based on levels of responsibility and geographic location) employees of Acquiror. Each Continuing Employee will remain employed by the Company (or an Affiliate) through July 31, 2014, subject to termination for Cause. In the event that a Continuing Employee is terminated by the Company for any reason other than Cause prior to December 31, 2014, that Continuing Employee shall be entitled to a one-time severance payment in an amount equal to three (3) months of salary based on that Continuing Employee’s June 30, 2014 annualized base salary rate. Notwithstanding the foregoing, each Key Employees will remain employed by the Company (or an Affiliate) through December 31, 2014, subject to termination for Cause. In the event that a Key Employees is terminated by the Company for any reason other than Cause prior to December 31, 2015, that Key Employee shall be entitled to a one-time severance payment in an amount equal to twelve (12) months of salary based on that Key Employee’s January 1, 2015 annualized base salary rate. For purposes of Section 5.11(a), “Cause” shall mean: (i) Continuing Employee’s material failure or refusal to follow lawful directions; (ii) Continuing Employee’s commission (or attempted commission) of any act of fraud or dishonesty; (iii) any conviction of, or plea of guilty or nolo contendere to, Continuing Employee with respect to a felony (other than a minor traffic violation); or (iv) Continuing Employee’s material violation of the Acquiror’s compliance policies.

(b) As of the Effective Time, Acquiror shall, or shall cause the Company to, credit Continuing Employees with the amount of accrued, unused vacation time that such Continuing Employees had accrued under any applicable Company Employee Plan as of the Effective Time, subject to any limitations set forth in Acquiror’s applicable vacation policy.

(c) Nothing in this Agreement is intended to or shall be construed so as to (i) be treated as an amendment to any particular Company Employee Plan, (ii) prevent Acquiror or any of its Affiliates from modifying or terminating any of its benefit plans or other compensatory or benefits arrangements in accordance with their terms or obligate Acquiror or any of its Affiliates to adopt or maintain any benefit plan or other compensatory or benefits arrangement at any time, (iii) except as expressly set forth above, prevent Acquiror, after the Effective Time, from terminating, reassigning, promoting or demoting any Continuing Employee or other service provider, or changing the title, powers, duties, responsibilities, functions, locations, salaries, other compensation or terms or conditions of employment or service of any such Continuing Employees or other service providers, or (iv) create any third-party beneficiary rights in any current or former employee or other service provider of the Company.

5.12. Certain Closing Certificates and Documents. The Company shall prepare and deliver to Acquiror a draft of each of the CFO Certificate and the Consideration Spreadsheet no later than three (3) Business Days prior to the Closing Date. In addition, the Company shall prepare and deliver to Acquiror at or prior to the Closing the final CFO Certificate and the Consideration Spreadsheet. Without limiting the generality or effect of the foregoing, the Company shall provide to Acquiror, promptly after Acquiror’s reasoably request, copies of the documents or instruments evidencing the amounts set forth on any such draft or final certificate or schedule as well as any interim drafts of such certificates or schedules.

5.13. Transfer Taxes. All transfer, documentary, stamp, value-added and other such Taxes and fees (including all applicable real estate transfer Taxes) incurred in connection with this Agreement and the transactions contemplated hereby (collectively, “Transfer Taxes”) shall be paid fifty percent (50%) by the Company Members and fifty percent (50%) by Acquiror when due, and Acquiror and such Company Members will each be obligated to pay half of the expenses necessary to file all necessary Tax Returns and other documentation with respect to all such Transfer Taxes, and, if required by applicable Legal Requirements, Acquiror shall, and shall cause its Affiliates to, join in the execution of any such Tax Returns and other documentation.

5.14. Member Information. The Company shall notify Acquiror in writing promptly upon obtaining Knowledge of any changes, arising after the Agreement Date, in the name and domicile address of any Company Member and the number Membership Units so owned by such Company Member.

5.15. Tax Matters.

(a) Tax Treatment of the Purchase of Membership Units. Acquiror and Company acknowledge and agree that, for U.S. federal and applicable state income Tax purposes, the purchase of the Membership Units by Acquiror pursuant to the Merger shall be treated consistently with Situation 2 of Revenue Ruling 99-6 and shall file all Tax Returns accordingly.

(b) Tax Returns.

(i) The Company shall use commercially reasonable efforts to prepare and timely file, or shall cause to be prepared and timely filed, all Tax Returns in respect of the Company that are required to be filed on or before the Closing Date, and the Company shall pay, or cause to be paid, all Taxes of the Company due on or before the Closing Date. Such Tax Returns shall be prepared by treating items on such Tax Returns in a manner consistent with the past practices of the Company with respect to such items, except as required by applicable Legal Requirement. At least twenty (20) calendar days prior to filing any such Tax Return, to the extent such Tax Return is an income or other material Tax Return, the Company shall submit a copy of such Tax Return to Acquiror for Acquiror’s review, comment and approval, which approval shall not be unreasonably withheld.

(ii) Acquiror and Company acknowledge and agree that for U.S. federal income Tax purposes, the Company shall be considered terminated under Section 708(b)(1)(A) of the Code as a result of the sale of the Membership Units to Acquiror and the Company’s Taxable year shall end as of the Closing Date. The Acquiror shall timely prepare, or cause to be timely prepared, all income Tax Returns required to be filed by the Company for any Tax period ending prior to or on the Closing Date. Each such Tax Return shall be prepared in accordance with the past practices of the Company, as applicable, with respect to such items, unless otherwise required by applicable Legal Requirement, and a copy thereof shall be provided to Company Holders’ Agent at least twenty (20) calendar days prior to the due date for filing for Company Holders’ Agent’ review.

(c) Certain Post-Closing Actions. Except as may be required by applicable Legal Requirement, Acquiror shall not, and shall not cause or permit the Company to, (i) amend any Tax Returns filed with respect to a Pre-Closing Tax Period or (ii) make any Tax election that has retroactive effect to a Pre-Closing Tax Period, in each such case without the prior written consent of the Company Holders’ Agent (not to be unreasonably withheld).

(d) Tax Cooperation. Acquiror and the Company Holders’ Agent agree to furnish or cause to be furnished to the other, upon request, as promptly as practicable, such information and assistance relating to Taxes, including access to books and records, as is reasonably necessary for the filing of all Tax Returns, the making of any election relating to Taxes, the preparation for any audit by any taxing authority and the prosecution or defense of any claim or Proceeding relating to any Tax.

5.16. Updates to the Disclosure Letter.

From the Agreement Date until the Closing Date, the Company may disclose to Acquiror in writing any variances from the representations and warranties contained in Article II as of all times first arising after the date hereof in the form of updates and/or modifications to the Disclosure Letter hereto (any such update, a “Schedule Update”); provided that the Company shall be required to disclose to Acquiror in writing any such variances which would reasonably be expected to have a Material Adverse Effect.

5.17. Baseline Revenue.

(a) Amount of Baseline Revenue; Changes to Baseline Revenue. On or before the Closing, Acquiror shall deliver to the Company Holders’ Agent a certificate, signed by an authorized officer of the Acquiror, certifying the amount of the Baseline Revenue for the calendar years ending December 31, 2014 and December 31, 2015, together with reasonable detail evidencing Acquiror’s calculation of such amount. In the event that Acquiror determines (as contemplated in the definition of Baseline Revenue) to increase the Baseline Revenue for either or both of the calendar years ending December 31, 2014, and December 31, 2015, respectively, then Acquiror shall promptly, but in no case later than fifteen (15) Business Days of the date of such determination, deliver an updated certificate, signed by an authorized officer of Acquiror, providing, at a minimum, the following: (i) the amount of such increase; (ii) reasonable detail concerning the applicable acquisition, merger or similar transaction, including the purchase price of such transaction; and (iii) the additional revenue expectations for the applicable calendar year, resulting directly from such applicable acquisition, merger or similar transaction.

(b) Inspection Rights. During the period beginning on March 1, 2015 and ending on March 1, 2017 (the “Baseline Period”), Acquiror shall maintain complete and accurate books and records documenting Acquiror’s determination of the amount of Baseline Revenue for each of the calendar years ending December 31, 2014, and December 31, 2015, together with the Foot & Ankle Revenue applicable to each such year. Upon reasonable prior notice and during normal business hours, the Company Holders’ Agent, together with a certified public accountant, subject to a confidentiality agreement with Acquiror, selected by the Company Holders’ Agent, may audit (up to a maximum of two audits during the Baseline Period), Acquiror’ books and records pertaining thereto. If an audit shows Acquiror has failed to pay any Milestone Payment due hereunder, then Acquiror shall pay the Company Holders’ Agent (for the benefit of the Company Holders) the applicable Milestone Payment(s) plus compound interest thereon in the amount of 10% per annum. The Company Members shall bear the expenses and costs of such audit, provided however, that if an audit shows that Acquiror has failed to make any Milestone Payment, then, in addition to any amounts owed, Acquiror shall reimburse the Company Holders’ Agent’s reasonable expenses and costs incurred for such audit, together with any legal fees incurred in connection with such audit.

ARTICLE VI.

CONDITIONS TO THE MERGER

6.1. Conditions to Obligations of Each Party to Effect the Merger. The respective obligations of each party hereto to consummate the transactions contemplated hereby shall be subject to the satisfaction at or prior to the Closing of each of the following conditions:

(a) Company Member Approval. This Agreement and the Merger shall have been duly and validly adopted and approved by the Company Members as required by the URLLCA, other applicable Legal Requirements, and the Organizational Documents, each as in effect on the date of such adoption.

(b) Illegality. No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition preventing the consummation of the Merger shall be in effect, nor shall any action have been taken by any Governmental Entity seeking any of the foregoing, and no statute, rule, regulation or order shall have been enacted, entered, enforced or deemed applicable to the Merger, which makes the consummation of the Merger illegal.

(c) Governmental Approvals. The waiting period applicable to the consummation of the Merger under applicable antitrust Laws (or any extension thereof), if any, shall have expired or been terminated. Acquiror, Sub and the Company shall have timely obtained from each Governmental Entity all Approvals, waivers and consents with respect to Legal Requirements relating to antitrust matters, if any, necessary for consummation of, or in connection with, the Merger and the other transactions contemplated hereby.

6.2. Additional Conditions to Obligations of the Company. The obligations of the Company to consummate the transactions contemplated hereby shall be subject to the satisfaction at or prior to the Closing of each of the following conditions (it being understood that each such condition is solely for the benefit of the Company and may be waived by the Company in writing in its sole discretion without notice or Liability to any Person):

(a) Representations, Warranties and Covenants. Each of the representations and warranties made by Acquiror and Sub in this Agreement that is qualified by materiality shall be true and correct on and as of the Closing Date as if made on and as of such date (other than representations and warranties which address matters only as of a certain date which shall be true and correct as of such certain date), and each of the representations and warranties that is not so qualified shall be true and correct in all material respects on and as of the Closing Date as if made on and as of such date (other than representations and warranties which address matters only as a certain date which shall be true and correct in all material respects as of such certain date). Acquiror shall have performed and complied with in all material respects all covenants and agreements required to be performed and complied with by Acquiror pursuant to this Agreement at or prior to the Closing, and the Company shall have received the Acquiror Closing Certificate from Acquiror to such effect.

(b) Closing Certificate. The Company will have received a certificate, signed by an authorized officer of the Acquiror, certifying as to the matters set forth in Section 6.2(a).

6.3. Additional Conditions to the Obligations of Acquiror. The obligations of Acquiror to consummate the transactions contemplated hereby shall be subject to the satisfaction at or prior to the Closing of each of the following conditions (it being understood that each such condition is solely for the benefit of Acquiror and may be waived by Acquiror in writing in its sole discretion without notice or Liability to any Person):

(a) Representations, Warranties and Covenants of the Company. Each of the representations and warranties made by the Company in this Agreement that is qualified by materiality or “Material Adverse Effect” shall be true and correct on and as of the Closing Date as if made on and as of such date (other than representations and warranties which address matters only as of a certain date which shall be true and correct as of such certain date), and each of the representations and warranties that is not so qualified shall be true and correct in all material respects on and as of the Closing Date as if made on and as of such date (other than representations and warranties which address matters only as a certain date which shall be true and correct in all material respects as of such certain date) without giving effect to any supplement to the Disclosure Letter. The Company shall have performed and complied with in all material respects all covenants and agreements required to be performed and complied with by the Company pursuant to this Agreement at or prior to the Closing, and Acquiror shall have received the Company Closing Certificate from the Company to such effect.

(b) No Material Adverse Effect. There shall not have occurred a Material Adverse Effect change in the business, prospects, financial condition or results of operations of the Company since the Agreement Date.

(c) Closing Certificate. Acquiror will have received a certificate, signed by the Chief Executive Officer and President of the Company, certifying as to the matters set forth in Sections 6.1(a)-(c) and Sections 6.3(a)-(b).

ARTICLE VII.

TERMINATION, AMENDMENT AND WAIVER

7.1. Termination. At any time prior to the Closing, this Agreement may be terminated and the Merger abandoned by authorized action taken by the terminating party, whether before or after the Company Member Approval:

(a) by mutual written consent duly authorized by the Company and Acquiror;

(b) by either Acquiror or the Company, if the Closing shall not have occurred on or before 11:59 p.m. Central time on April 1, 2014 or such other date that Acquiror and the Company may agree upon in writing (the “Termination Date”); provided, however, that the right to terminate this Agreement under this clause (b) of Section 7.1 shall not be available to any party whose breach (or whose Affiliate’s breach) of this Agreement has resulted in the failure of the Closing to occur on or before the Termination Date;

(c) by either Acquiror or the Company, if any permanent injunction or other order of a Governmental Entity of competent authority preventing the consummation of the Merger shall have become final and nonappealable;

(d) by Acquiror, if: (A) regardless of any Schedule Update, the Company shall have breached any representation, warranty, covenant or agreement contained herein and such breach shall not have been cured within fifteen Business Days after receipt by the Company from Acquiror of written notice of such breach (provided, however, that no such cure period shall be available or applicable to any such breach which by its nature cannot be cured) and if not cured within the timeframe above and at or prior to the Closing, such breach would result in the failure of any of the conditions set forth in Section 6.1 or Section 6.3 to be satisfied, (B) the Company shall have breached (1) Section 5.1 or (2) Section 5.2 by reason of any action taken by a director or officer of the Company, or (C) there shall have been a Material Adverse Effect with respect to the Company since the Agreement Date;

(e) by the Company, if Acquiror shall have breached any representation, warranty, covenant or agreement contained herein and such breach shall not have been cured within fifteen Business Days after receipt by Acquiror from the Company of written notice of such breach (provided, however, that no such cure period shall be available or applicable to any such breach which by its nature cannot be cured) and if not cured within the timeframe above and at or prior to the Closing, such breach would result in the failure of any of the conditions set forth in Section 6.1 or Section 6.2 to be satisfied;

7.2. Effect of Termination. In the event of termination of this Agreement as provided in Section 7.1, this Agreement shall forthwith become void and there shall be no Liability or obligation under this Agreement on the part of Acquiror, Sub, the Company or their respective officers, directors, members or Affiliates; provided, however, that (a) the provisions of this Section 7.2 (Effect of Termination), Section 5.3 (Confidentiality; Public Disclosure), and Article IX (General Provisions) shall remain in full force and effect and survive any termination of this Agreement, and (b) nothing herein shall relieve any party hereto from Liability in connection with any willful or knowing breach of such party’s representations, warranties, covenants or agreements contained herein. For the avoidance of doubt, all fees and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such expenses, whether or not the Merger is consummated.

7.3. Amendment. Subject to the provisions of applicable Legal Requirements, the parties hereto may amend this Agreement by authorized action at any time before or after the Company Member Approval pursuant to an instrument in writing signed on behalf of each of the parties hereto (provided that after such Company Member Approval, no amendment shall be made which by applicable Legal Requirements requires further approval by the Company Members without such further approval by the Company Members). To the extent permitted by applicable Legal Requirements, Acquiror and the Company Holders’ Agent may cause this Agreement to be amended at any time after the Closing by execution of an instrument in writing signed on behalf of Acquiror and the Company Holders’ Agent.

7.4. Extension; Waiver. At any time at or prior to the Closing, any party hereto may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto, or (c) waive compliance with any of the covenants, agreements or conditions contained in this Agreement for the benefit of such party contained herein. At any time after the Closing, the Company Holders’ Agent and Acquiror may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other party, (ii) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto, and (iii) waive compliance with any of the agreements or conditions for the benefit of such party contained herein. Any agreement on the part of a party hereto or the Company Holders’ Agent to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. Without limiting the generality or effect of the preceding sentence, no delay in exercising any right under this Agreement shall constitute a waiver of such right, and no waiver of any breach or default shall be deemed a waiver of any other breach or default of the same or any other provision in this Agreement.

ARTICLE VIII.

ESCROW FUND AND INDEMNIFICATION

8.1. Survival of Representations, Warranties, Covenants and Agreements. Each party hereto shall have the right to rely fully upon the representations, warranties, covenants and agreements of the other parties hereto contained in this Agreement and in any certificate delivered by any other party hereto at the Closing without regard to investigation or knowledge. If the Merger is consummated, all of the representations and warranties of the Company contained in this Agreement and such certificates shall survive the Closing and remain in full force and effect, regardless of any investigation or disclosure made by or on behalf of any of the parties to this Agreement, until the date that is the 18 month anniversary of the Closing Date (the “Indemnification Escrow Period”); provided, however, that the representations and warranties of the Company contained in the first sentence of Section 2.1, Section 2.3, Section 2.4, Section 2.6 and Section 2.14 and in any certificate delivered to Acquiror regarding any matter set forth in such sections of this Agreement pursuant to any provision of this Agreement (collectively, the “Fundamental Representations”), will remain operative and in full force and effect, regardless of any investigation or disclosure made by or on behalf of any of the parties to this Agreement, until the date that is 90 days following the expiration of the applicable statute of limitations; provided, further, that such expiration shall not affect the rights of any Indemnified Person under Article VIII or otherwise to seek recovery of Damages from any Company Member arising out of any fraud, intentional misrepresentation or willful breach by the Company until the date that is 90 days following the expiration of the applicable statute of limitations.

8.2. Indemnification.

(a) Subject to the limitations set forth in this Article VIII, Acquiror and its Subsidiaries and Affiliates, and each of their respective officers, directors, members, agents, employees, successors and assigns (each of the foregoing being referred to individually as an “Indemnified Person” and collectively as “Indemnified Persons”) shall be entitled to be indemnified by the Company Members, severally and not jointly, from and against any and all Damages incurred by any Indemnified Person, directly or indirectly, arising out of, or resulting from:

(i) any failure of any representation or warranty made by the Company in this Agreement to be true and correct as of the Agreement Date and as of the Closing Date (regardless of any Schedule Update) as though such representation or warranty were made as of the Closing Date (except in the case of representations and warranties which by their terms speak only as of a specific date or dates, which representations and warranties shall be true and correct as of such date or dates);

(ii) any failure of any representation or warranty made by the Company in any certificate (other than the CFO Certificate) delivered to Acquiror pursuant to any provision of this Agreement, to be true and correct as of the date such certificate is delivered to Acquiror;

(iii) any breach of the covenants or agreements made by the Company in this Agreement;

(iv) any inaccuracy made by the Company in the CFO Certificate;

(v) any matter set forth on Schedule 8.2(a)(v).

The remedies provided in this Section 8.2 will not be exclusive of or limit any other remedies that may be available to Acquiror or the other Indemnified Persons.

(b) Company Members will have no Liability with respect to the matters described in Sections 8.2(a)(i)-(iii) until the total of all Damages with respect to such matters exceeds $200,000 (the “Basket”), and then only for the amount by which such Damages exceed the Basket. However, the limitations set forth in this Section 8.2(b) will not apply to claims under Sections 8.2(a)(iv)-(v) or with respect to any: (i) breach of any of Company representations and warranties of which the Company had Knowledge at any time prior to the date on which such representation and warranty is made; (ii) breach of any of the Fundamental Representations; or (iii) fraud or any intentional breach by Company of any representation, warranty, covenant or obligation.

(c) The Indemnified Persons shall not be entitled to recover from the Company Members more than the Cap for any and all claims for indemnity in respect of Damages arising under this Agreement; provided, however, that the limitations set forth in this Section 8.2(c) will not apply to any: (i) breach of any of the Fundamental Representations; or (ii) fraud or any intentional breach by Company of any representation, warranty, covenant or obligation.

(d) To the extent that the Acquiror becomes aware that the Indemnified Persons are entitled to indemnification for a matter pursuant to this Agreement, then such Indemnified Persons shall use commercially reasonable efforts to mitigate such Damages for which such Indemnified Persons are entitled or may be entitled to indemnification under this ARTICLE VIII (that is, such Indemnified Persons shall use commercially reasonable efforts to respond to such Damages in the same manner that it would respond to such Damages in the ordinary course of business consistent with past practice in the absence of the indemnification provided for in this Agreement). Notwithstanding the foregoing, the failure of any Indemnified Persons to use such efforts to mitigate shall not constitute a defense to, or in any way otherwise relieve the indemnifying person of, the indemnifying person’s obligations to indemnify the Indemnified Persons pursuant to this Agreement, but may be asserted by the Company Members to reduce the amount of Damages.

(e) The amount of any Damages shall be net of any amounts actually received by the Indemnified Persons under insurance policies with third parties pursuant to which or under which such Person or such Person’s Affiliates is a party or has rights (“Alternative Arrangements”) with respect to such Damages, net of any expenses incurred by the applicable Indemnified Persons in collecting such amount and any increased premiums resulting therefrom. The amount of any Damages claimed by any Indemnified Person hereunder shall be reduced to the extent of any net Tax savings or net Tax benefits actually realized by any Indemnified Person or its Affiliates that is attributable to any deduction, loss, credit or other Tax benefit resulting from or arising out of such Damages. If the amount to be netted pursuant to this Section 8.2(e) from any payment required pursuant to this ARTICLE VIII is determined only after such payment, the Indemnified Person shall repay the Company Members promptly (but in any event within thirty (30) Business Days after such determination) any amount that the Company Members would not have had to pay pursuant to this ARTICLE VIII had such determination been made at the time of such payment.

(f) Upon notice to the Company Holders’ Agent specifying in reasonable detail the basis for such set-off, Acquiror may set off any amount to which it may be entitled under this Article VIII against amounts otherwise payable under Section 1.9(a)(iii) and/or may give notice of a claim in such amount under the Escrow Agreement. The exercise of such right of set-off by Acquiror in good faith will not constitute an event of default under this Agreement. Neither the exercise of nor the failure to exercise such right of set-off or to give a notice of a claim under the Escrow Agreement will constitute an election of remedies or limit Acquiror in any manner in the enforcement of any other remedies that may be available to it.

8.3. Escrow Funds. The Indemnification Escrow Amount shall be deposited by Acquiror with U.S. Bank National Association (or another institution selected by Acquiror and reasonably satisfactory to the Company) as escrow agent (the “Escrow Agent”), such deposit, together with any interest that may be earned thereon, to constitute an escrow fund (the “Indemnification Escrow Fund”) and to be governed by the provisions set forth herein and in the Escrow Agreement. As between the parties to this Agreement, if any term or provision of the Escrow Agreement conflicts with any term or provision of this Agreement, then the term or provision of this Agreement will control. During the Indemnification Escrow Fund, the Indemnification Escrow Fund shall be available to compensate Acquiror (on behalf of itself or any other Indemnified Person) for Damages pursuant to the indemnification obligations set forth in this Article VIII as set forth herein.

8.4. Claims.

(a) If Acquiror determines in good faith that any Indemnified Person has a bona fide claim for indemnification pursuant to this Article VIII, Acquiror may deliver to the Escrow Agent a certificate signed by any officer of Acquiror (any certificate delivered in accordance with the provisions of this Section 8.4(a) an “Officer’s Certificate”): (i) stating that an Indemnified Person has a claim for indemnification pursuant to this Article VIII; (ii) stating the amount of such Damages (which, in the case of Damages not yet incurred, paid or accrued, may be the maximum amount reasonably anticipated by Acquiror in good faith to be incurred, paid or accrued); and (iii) specifying in reasonable detail (based upon the information then possessed by Acquiror) the material facts known to the Indemnified Person giving rise to such claim.

(b) The Company Holders’ Agent shall have a period of 30 days after delivery of the Officer’s Certificate to the Company Holders’ Agent to raise bona fide good faith objections in a written statement (a “Dispute Notice”) to any claim or claims made in the Officer’s Certificate. If the Company Holders’ Agent does not raise good faith objections in a Dispute Notice delivered to Acquiror (with a copy to the Escrow Agent if the Officer’s Certificate involves recovery against the Indemnification Escrow Fund, as applicable) before the end of the 30-day period, then the Company Holders’ Agent shall be conclusively deemed to have consented, on behalf of all Company Members, to the recovery by the Indemnified Persons of the full amount of Damages (subject to the limits contained in this Article VIII) specified in the Officer’s Certificate in accordance with this Article VIII, including the forfeiture of all or a portion of the Indemnification Escrow Fund or the Milestone Payments and, without further notice, to have stipulated to the entry of a final judgment for Damages against the Company Members for such amount in any court having jurisdiction over the matter where venue is proper.

(c) If an Officer’s Certificate is delivered to the Company Holders’ Agent prior to the expiration of the Indemnification Escrow Period, a duplicate copy of such Officer’s Certificate shall be delivered to the Escrow Agent by or on behalf of Acquiror (on behalf of itself or any other Indemnified Person) and, except as provided below, the Escrow Agent shall make no payment pursuant to this Section 8.4 until the expiration of the 30-day period described in Section 8.4(b), unless the Escrow Agent shall have received written authorization from the Company Holders’ Agent to make such delivery. After the expiration of such 30-day period, the Escrow Agent shall make delivery of cash from the Indemnification Escrow Fund to Acquiror in accordance with this Section 8.4; provided, however, that no such delivery may be made if and to the extent the Company Holders’ Agent has raised good faith objections in a Dispute Notice to any claim or claims made in the Officer’s Certificate, and such Dispute Notice shall have been delivered to Acquiror and the Escrow Agent prior to the expiration of the 30-day period.

8.5. Resolution of Objections to Claims.

(a) If the Company Holders’ Agent raises good faith objections in a Dispute Notice to any claim or claims by Acquiror made in any Officer’s Certificate within the 30-day period set forth in Section 8.4(b), Acquiror and the Company Holders’ Agent shall attempt in good faith for 30 days after Acquiror’s receipt of such Dispute Notice to resolve such objection. If Acquiror and the Company Holders’ Agent shall so agree, a memorandum setting forth such agreement shall be prepared and signed by both parties. If the applicable Officer’s Certificate was delivered to the Escrow Agent prior to the expiration of the Indemnification Escrow Period, then the memorandum of agreement shall be delivered to the Escrow Agent and the Escrow Agent shall be entitled to conclusively rely on any such memorandum and the Escrow Agent shall distribute cash from the Indemnification Escrow Fund in accordance with the terms of such memorandum.

(b) If no such agreement can be reached during the 30-day period for good faith negotiation, but in any event upon the expiration of such 30-day period, either Acquiror or the Company Holders’ Agent may bring suit to resolve the matter. The decision of the trial court as to the validity and amount of any claim in such Officer’s Certificate shall be nonappealable, binding and conclusive upon the parties to this Agreement and the Company Members, and with respect to claims asserted in Officer’s Certificates delivered to the Company Holders’ Agent prior to the expiration of the Indemnification Escrow Period, the Escrow Agent shall be entitled to act in accordance with such decision and the Escrow Agent shall distribute cash from the Indemnification Escrow Fund in accordance therewith and Acquiror shall be permitted to set-off against any Milestone Payment in accordance therewith.

(c) Judgment upon any award rendered by the trial court may be entered in any court having jurisdiction. For purposes of this Section 8.5(c), in any suit hereunder, Acquiror shall be deemed to be the non-prevailing party unless the trial court awards Acquiror at least one-half of the amount in dispute, in which case the Company Members shall be deemed to be the non-prevailing party. The non-prevailing party to a suit shall pay its own fees and expenses and the fees and expenses of the prevailing party, including attorneys’ fees and costs, reasonably incurred in connection with such suit.

8.6. Company Holders’ Agent.

(a) At the Closing, OP CHA, Inc. shall be constituted and appointed as the Company Holders’ Agent, and hereby accepts its appointment as the Company Holders’ Agent. For purposes of this Agreement, the term “Company Holders’ Agent” means the agent for and on behalf of the Company Holders to: (i) give and receive notices and communications to or from Acquiror (on behalf of itself or any other Indemnified Person) relating to this Agreement or any of the transactions and other matters contemplated hereby or thereby (except to the extent that this Agreement expressly contemplates that any such notice or communication shall be given or received by such Company Holders individually); (ii) authorize deliveries to Acquiror of cash from the Indemnification Escrow Fund or the right of set-off against Milestone Payments in satisfaction of claims asserted by Acquiror (on behalf of itself or any other Indemnified Person, including by not objecting to such claims); (iii) object to such claims pursuant to Section 8.4; (iv) consent or agree to, negotiate, enter into settlements and compromises of, and comply with orders of courts with respect to, such claims; (v) consent or agree to any amendment to this Agreement or any waiver of any provision of this Agreement; and (vi) take all actions necessary or appropriate in the judgment of the Company Holders’ Agent for the accomplishment of the foregoing, in each case without having to seek or obtain the consent of any Person under any circumstance. Subject to Acquiror’s prior written consent, not to be unreasonably withheld, conditioned or delayed, the Person serving as the Company Holders’ Agent may be replaced from time to time by a majority of the Company Members upon not less than ten (10) days’ prior written notice to Acquiror. No bond shall be required of the Company Holders’ Agent, and the Company Holders’ Agent shall receive no compensation for its services.

(b) The Company Holders’ Agent shall not be liable to any former Company Holder for any act done or omitted hereunder as the Company Holders’ Agent without gross negligence, willful misconduct or bad faith (and any act done or omitted pursuant to the advice of counsel shall be conclusive evidence of good faith). To the fullest extent permitted by applicable Legal Requirements, the Company Holders shall jointly and severally indemnify the Company Holders’ Agent and hold the Company Holders’ Agent harmless against any loss, liability or expense incurred without gross negligence, willful misconduct or bad faith on the part of the Company Holders’ Agent and arising out of or in connection with the acceptance or administration of the duties hereunder, including any out-of-pocket costs and expenses and legal fees and other legal costs reasonably incurred by the Company Holders’ Agent. If not paid directly to the Company Holders’ Agent by the Company Holders, such losses, liabilities or expenses may be recovered by the Company Holders’ Agent from the Indemnification Escrow Fund otherwise distributable to the Company Members (and not distributed or distributable to an Indemnified Person or subject to a pending indemnification claim of an Indemnified Person) after the expiration of the Indemnification Escrow Period pursuant to the terms hereof and of the Escrow Agreement, at the time of distribution, and such recovery will be made from the Company Members according to their respective Escrow Pro Rata Share.

(c) Any notice or communication given or received by, and any decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction of, the Company Holders’ Agent that is within the scope of the Company Holders’ Agent’s authority under Section 8.6(a) shall constitute a notice or communication to or by, or a decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction of all the Company Holders and shall be final, binding and conclusive upon each such Company Holder; and each Indemnified Person shall be entitled to rely upon any such notice, communication, decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction as being a notice or communication to or by, or a decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction of, each and every such Company Holder.

(d) In connection with the performance of its obligations hereunder and under the Escrow Agreement, the Company Holders’ Agent shall have the right at any time and from time to time to select and engage, at the cost and expense of the Company Holders, attorneys, accountants, investment bankers, advisors, consultants and clerical personnel and obtain such other professional and expert assistance, and maintain such records, as the Company Holders’ Agent may deem necessary or desirable and incur other out-of-pocket expenses related to the performance of services hereunder.

(e) All of the immunities and powers granted to the Company Holders’ Agent under this Agreement shall survive the Closing and/or any termination of this Agreement and the Escrow Agreement. The grant of authority provided for in this Section 8.6: (i) is coupled with an interest and shall be irrevocable and survive the death, incompetence, bankruptcy or liquidation of the respective Company Holder and shall be binding on any successor thereto; and (ii) shall survive the delivery of an assignment by any Company Holder of the whole or any fraction of his, her or its interest in the Indemnification Escrow Fund. The Company Holders’ Agent acknowledges and agrees that the existence and substance of this Agreement, the Disclosure Letter, the Baseline Revenue and the documents and instruments contemplated hereby and thereby, constitute “Confidential Information”, agrees not to use any Confidential Information for any purpose, except for in the performance of its obligations hereunder and under the Escrow Agreement, and to take all reasonable measures to protect the secrecy of and avoid disclosure and unauthorized use of the Confidential Information, including, but not limited to, requiring any Person engaged by the Company Holders’ Agent to be subject to a confidentiality agreement by and among that Person, the Company Holders’ Agent and the Acquiror.

8.7. Third Party Claims. In the event Acquiror or another Indemnified Person becomes aware of a third-party claim which Acquiror believes may result in a claim for indemnification pursuant to this Article VIII by or on behalf of an Indemnified Person (a “Third Party Claim”), Acquiror shall promptly notify the Company Holders’ Agent of such Third Party Claim. Notwithstanding the foregoing, no delay in providing such notice within the Indemnification Escrow Period shall affect an Indemnified Person’s rights hereunder. Acquiror shall have the right in its sole discretion to conduct the defense of and to settle or resolve any Third Party Claims and the costs and expenses incurred by Acquiror in connection with such defense, settlement or resolution (including reasonable attorneys’ fees, other professionals’ and experts’ fees and court or arbitration costs) shall be included in the potential Damages for which Acquiror may seek indemnification pursuant to a claim made hereunder. The Company Holders’ Agent shall have the right to receive copies of all pleadings, notices and communications with respect to the Third Party Claims and shall be entitled, at its expense, to participate in, but not to determine or conduct, any defense of the Third Party Claim or settlement negotiations with respect to the Third Party Claim. Damages payable to third parties pursuant to any settlement or other resolution of any claim with any third-party claimant shall not be determinative of the amount of such Damages any Indemnified Person is entitled to recover pursuant to the indemnification provisions of this Article VIII relating to the applicable Third Party Claim unless the Company Holders’ Agent has consented in writing to any such settlement or resolution, which consent shall not be unreasonably withheld, conditioned or delayed.

8.8. Treatment of Indemnification Payments. All indemnification payments made pursuant to this Article VIII shall be treated by the parties as adjustments to the Total Consideration for Tax purposes unless otherwise required by applicable Legal Requirements.

ARTICLE IX.

GENERAL PROVISIONS

9.1 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given (a) when delivered by hand (with written confirmation of receipt), (b) on the first Business Day after the date mailed, if sent by a nationally recognized overnight courier (receipt requested), (c) on the date sent by facsimile or e-mail of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient, or (d) on the third Business Day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified by like notice):

if to Acquiror, to:

Wright Medical Group, Inc.

1023 Cherry Road

Memphis, Tennessee 38117

Attention: General Counsel

Facsimile No.: 901.867.4398

Email address: james.lightman@wmt.com

with a copy (which shall not constitute notice) to:

Baker, Donelson, Bearman, Caldwell & Berkowitz, PC

165 Madison Avenue, Suite 2000

Memphis, Tennessee 38103

Attention: Richard F. Mattern

Facsimile No.: 901.577.4234

Email address: rmattern@bakerdonelson.com

if to the Company, to:

OrthoPro, L.L.C.

3939 S. Wasatch Blvd., Suite 19

Salt Lake City, Utah 84124

Attention: Dustin Leavitt

Facsimile No.: 801.746.1057

Email address: dleavitt@orthoprollc.com

with a copy (which shall not constitute notice) to:

Mitchell Barlow & Mansfield, P.C.

Boston Building

Nine Exchange Place, Suite 600

Salt Lake City, Utah 84111

Attention: John R. Barlow

Facsimile No.: 801.998.8077]

Email address: jbarlow@mbmlawyers.com

If to the Company Holders’ Agent, to:

OP CHA, Inc.

C/o Dustin Leavitt

5135 New Ln.

Oakley, Utah 84055

Attention: Dustin Leavitt

Facsimile No.: N/A

Email address: ddleavitt2@outlook.com

9.2. Interpretation. When a reference is made in this Agreement to Articles, Sections or Exhibits, such reference shall be to an Article or Section of, or an Exhibit to this Agreement unless otherwise indicated. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. The words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.” Any undefined accounting term shall have the meaning assigned to it pursuant to GAAP. A reference in this Agreement to $ or dollars is to U.S. dollars. Unless indicated otherwise or as agreed upon by the parties, all mathematical calculations contemplated hereby shall be rounded to the fifth decimal place. Unless the context of this Agreement otherwise requires: (i) words of any gender include each other gender; (ii) words using the singular or plural number also include the plural or singular number, respectively; and (iii) the terms “hereof,” “herein,” “hereunder” and derivative or similar words refer to this entire Agreement and not to any particular provision of this Agreement.

9.3. Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties hereto; it being understood that all parties hereto need not sign the same counterpart. The exchange of a fully executed Agreement (in counterparts or otherwise) by electronic transmission in .PDF format or by facsimile shall be sufficient to bind the parties to the terms and conditions of this Agreement.

9.4. Entire Agreement; Parties in Interest. This Agreement and the documents and instruments and other agreements specifically referred to herein or delivered pursuant hereto, including all the Exhibits attached hereto, the Schedules, including the Disclosure Letter, and the Nondisclosure Agreement (a) constitute the entire agreement among the parties hereto with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties hereto with respect to the subject matter hereof, and (b) are not intended to confer, and shall not be construed as conferring, upon any Person other than the parties hereto any rights or remedies hereunder (except that Article VIII is intended to benefit Indemnified Persons).

9.5. Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise by any of the parties hereto without the prior written consent of the other parties hereto, and any such assignment without such prior written consent shall be null and void, except that Acquiror may assign this Agreement to any direct or indirect wholly owned Subsidiary of Acquiror without the prior consent of the Company; provided, however, that Acquiror shall remain liable for all of its obligations under this Agreement. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and assigns.

9.6. Severability. If any term or provision of this Agreement is determined to be invalid, illegal or unenforceable in any court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement. Upon such determination that any term or other provision is invalid, illegal or unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

9.7. Remedies Cumulative. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party hereto shall be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party hereto of any one remedy shall not preclude the exercise of any other remedy and nothing in this Agreement shall be deemed a waiver by any party of any right to specific performance or injunctive relief. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which they are entitled at law or in equity, and the parties hereby waive the requirement of any posting of a bond in connection with the remedies described herein.

9.8. Governing Law; Submission to Jurisdiction. This Agreement shall be governed by and construed in accordance with the laws of the State of New York without reference to such state’s principles of conflicts of law; provided that the laws of the State of Utah shall apply to the extent mandatorily applicable with respect to the Merger. Each of the parties hereto irrevocably agrees that any legal action or Proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by any other party hereto or its successors or assigns shall be brought and determined exclusively in any court of the State and County of New York, or in the event (but only in the event) that such court does not have subject matter jurisdiction over such action or Proceeding, in the United States District Court for the Southern District of New York. Each of the parties hereto agrees that mailing of process or other papers in connection with any such action or Proceeding in the manner provided in Section 9.1 or in such other manner as may be permitted by applicable Legal Requirements, will be valid and sufficient service thereof. Each of the parties hereto hereby irrevocably submits with regard to any such action or Proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court or tribunal other than the aforesaid courts. Each of the parties hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or Proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder (i) any claim that it is not personally subject to the jurisdiction of the above named courts for any reason other than the failure to serve process in accordance with this Section 9.8, (ii) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise), and (iii) to the fullest extent permitted by the applicable Legal Requirements, any claim that (x) the suit, action or Proceeding in such court is brought in an inconvenient forum, (y) the venue of such suit, action or Proceeding is improper, or (z) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

9.9. Rules of Construction. The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

9.10. WAIVER OF JURY TRIAL. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY TO THIS AGREEMENT CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF A LEGAL ACTION, (B) SUCH PARTY HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.10.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, each of Acquiror, Sub, the Company Holders’ Agent and the Company have caused this Agreement to be executed and delivered by their respective officers thereunto duly authorized, all as of the date first written above.

WRIGHT MEDICAL GROUP, INC.

By:
Name:	Lance A. Berry
Title:	Chief Financial Officer

WMMS, LLC

By:
Name:	Lance A. Berry
Title:	President and Chief Financial Officer

ORTHOPRO, L.L.C.

By:
Name:	Dustin Leavitt
Title:	President and Chief Executive Officer

OP CHA, INC, AS COMPANY HOLDERS’ AGENT

By:
Name:	Dustin Leavitt
Title:	President

[Signature Page to Agreement and Plan of Merger]